Exhibit 2.1
Share subscription agreement
Constellation Brands, Inc.
CBI
Vincor U.K. Limited
Vincor U.K.
CBI Australia Holdings Pty Limited
CBI Australia
Perpetual Trustee Company Limited as trustee of the CHAMP Buyout III Trust
CHAMP III Australia
Perpetual Corporate Trust Limited as trustee of the CHAMP Buyout III (SWF) Trust
CHAMP III SWF
CHAMP Buyout III Pte Ltd
CHAMP III Singapore
Canopus Holdco Limited
CHAMP III Cayman
Clayton Utz
Lawyers
Levels 19-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
T +61 2 9353 4000 F +61 2 8220 6700
www.claytonutz.com

Contents

1.	Definitions and interpretation		1

	1.1	Definitions	1
	1.2	Reasonable endeavours	15
	1.3	Knowledge and awareness of CBI	15
	1.4	Discharge by another Constellation Group Company	15
	1.5	Business days	15
	1.6	CHAMP III Buyout	15
	1.7	Subscribers	17
	1.8	Representatives	17
	1.9	General rules of interpretation	17

2.	Conditions precedent		18

	2.1	Conditions	18
	2.2	Reasonable endeavours to satisfy Conditions	18
	2.3	Subscribers' obligations in relation to Regulatory Condition	19
	2.4	Notice in relation to satisfaction of Conditions	19
	2.5	Waiver of Conditions	19
	2.6	Failure of Conditions	19

3.	Subscription and issue of New Shares		20

	3.1	Issue and subscription	20
	3.2	New Shares to be issued by each Company	20
	3.3	Subscribers to subscribe for New Shares	20

4.	Equity Commitment Letter		20

5.	Subscription Price		21

	5.1	Initial Subscription Price	21
	5.2	Adjustment to Initial Australian Subscription Price	21
	5.3	Payment of Subscription Price	22
	5.4	Foreign exchange movements	22
	5.5	Management incentives	23

6.	Period before Completion		23

	6.1	Subscriber access	23
	6.2	Conduct of Business	23
	6.3	Assignment of trade marks and domain names to Brand Companies	24
	6.4	Assignment of trade marks and domain names by Brand Companies	24
	6.5	Pre-Completion Restructure Steps	25
	6.6	Consents	25
	6.7	Term Sheets and Definitive Agreements	25
	6.8	MC Debt	27
	6.9	U.K. Investment Deed	27

7.	Completion		28

	7.1	Time and place for Completion	28
	7.2	Provision of information before Completion	28
	7.3	Companies delivery obligations	28
	7.4	Delivery method	29
	7.5	Board meetings	29
	7.6	Constitution	30

i

	7.7	Subscriber payment and delivery obligations	30
	7.8	Interdependence of obligations at Completion	30
	7.9	Notice to complete	30
	7.10	Remedies for failure to comply with notice	30
	7.11	Measure of damages	31
	7.12	Title and risk	31

8.	Adjustment to Subscription Price		32

	8.1	Stocktake	32
	8.2	Preparation of Completion Balance Sheet	32
	8.3	Parties' response to Draft Completion Balance Sheets	32
	8.4	Resolution of disputes and finalisation of Completion Balance Sheets	33
	8.5	Determination by the Expert	34

9.	Repayment of indebtedness		34

	9.1	Existing intra-group indebtedness	34
	9.2	Existing Third Party Indebtedness	35

10.	Outstanding Intercompany Debt		35

	10.1	Adjustment of Outstanding Intercompany Debt	35
	10.2	Repayment of Outstanding Intercompany Debt	35
	10.3	Vincor U.K. ordinary shares	36

11.	Release of Guarantees		36

	11.1	Brand Company Guarantees	36
	11.2	Constellation Group Guarantees	36
	11.3	Deed of Cross Guarantee	37

12.	Other obligations following Completion		37

	12.1	Access to Records	37
	12.2	Access to records of the Companies	37
	12.3	Constellation Names	38
	12.4	Management of the Meritus Retained Assets	38
	12.5	Assets Held for Sale	38

13.	Warranties		39

	13.1	Warranties	39
	13.2	Warranties separate	39
	13.3	Subscribers' acknowledgments	39
	13.4	Reliance	40
	13.5	Warranties by the Subscribers	40

14.	Pension Plans		40

15.	Indemnity		40

16.	Supply Agreement		40

17.	Limitations of liability		40

	17.1	Disclosure and knowledge	40
	17.2	Notice and time limits for Claims	41
	17.3	Details of Claim	41
	17.4	Access to information	42
	17.5	Minimum amount for Warranty Claims	42
	17.6	Threshold for Warranty Claims	42

	17.7	Insurance coverage	42
	17.8	Other limitations	42
	17.9	Tax Adjustments	43
	17.10	Maximum recovery	45
	17.11	Rights against third parties	45
	17.12	Reimbursement of benefits subsequently received	45
	17.13	Mitigation	46
	17.14	Exclusion of certain losses	46
	17.15	No action against officers and employees	46
	17.16	Circumstances where limitations not to apply	46

18.	Third Party Claims		46

	18.1	Notice	46
	18.2	Obligations after notice given	47
	18.3	Assumption of conduct by CBI	47
	18.4	Effect of assumption of conduct by CBI	47

19.	Tax Indemnity and Tax Assessments		48

	19.1	Tax Indemnity	48
	19.2	Treatment of Brand Company	49
	19.3	Allocation of Amounts Under Clause 19.1	49
	19.4	Notice	49
	19.5	Obligations after notice given	49
	19.6	CBI's response to notice	50
	19.7	Effect of CBI's notice	50
	19.8	Subscribers' Right to require payment of Tax	51
	19.9	Subscribers' rights to settle	51
	19.10	Mitigation	51
	19.11	CBI Tax Indemnity	52
	19.12	Subscriber Tax Indemnity	52

20.	Tax Returns and tax audits		52

	20.1	Tax Returns relating to periods ending on or before Completion	52
	20.2	Tax returns relating to periods ending after Completion	53
	20.3	Assistance from CBI	53
	20.4	Disputes	53
	20.5	Tax audits and investigations	54

21.	VAT Group		54

	21.1	Removal from VAT Group	54
	21.2	Payment of VAT	54

22.	Guarantee and indemnity		55

	22.1	Guarantee	55
	22.2	Separate and principal obligations	55
	22.3	Obligations of CBI unaffected	55
	22.4	Indemnity	55

23.	Confidentiality		55

	23.1	No announcement or other disclosure of transaction	55
	23.2	Permitted disclosure	55
	23.3	No use or disclosure of Confidential Information	56

24.	Termination		56

	24.1	Termination by either party	56
	24.2	Effect of termination	57

25.	Payments		57

	25.1	Direction	57
	25.2	Method of payment	57
	25.3	No deduction	57
	25.4	Gross-up for withholdings	57
	25.5	Default interest	58

26.	GST		58

	26.1	Interpretation	58
	26.2	Reimbursements and similar payments	58
	26.3	GST payable	58
	26.4	Variation to GST payable	58

27.	Trustee liability limitation		59

	27.1	Trust	59
	27.2	Capacity	59
	27.3	Limitation of liability	59
	27.4	No action	59
	27.5	Exceptions	60
	27.6	Manager	61
	27.7	No obligation	61

28.	Notices		61

	28.1	How notice to be given	61
	28.2	When notice taken to be received	63

29.	Entire agreement		63

30.	General		63

	30.1	Amendments	63
	30.2	Assignment	63
	30.3	Consents	63
	30.4	Costs	64
	30.5	Counterparts	64
	30.6	Further acts and documents	64
	30.7	No merger	64
	30.8	Severance	64
	30.9	Stamp duties	64
	30.10	Waivers	65

31.	Governing law and jurisdiction and service of process		65

	31.1	Governing law	65
	31.2	Jurisdiction	65
	31.3	Service of Process	65
Schedule 1 Companies and New Shares
Schedule 2 Details of the Companies
Schedule 3 Details of the Subsidiaries
Schedule 4 Brand Business
Schedule 5 Real Property
Schedule 6 Encumbrances and Guarantees

Schedule 7 Warranties
Schedule 8 Subscribers Warranties
Schedule 9 Material Contracts
Schedule 10 Completion Balance Sheet
Schedule 11 Assets Held For Sale
Schedule 12 Meritus Retained Assets
Schedule 13 Pension Plans
Schedule 14 Indemnity
Schedule 15 Supply Agreement
Schedule 16 Barossa Valley Estate Indemnity
Schedule 17 Term Sheets
Attachment 1 Disclosure Letter
Attachment 2 Index of Due Diligence Materials
Attachment 3 Due diligence questions and answers
Attachment 4 Equity Commitment Letter
Exhibit 1 Scott Wilson Geotechnical Report

v

Share subscription agreement dated 23 December 2010

Parties	Constellation Brands, Inc. of 207 Highpoint Drive, Building 100, Victor, New York 14564 (CBI)

Vincor U.K. Limited of Constellation House, The Guildway, Old Portsmouth Road, Artington, Guildford, Surrey, GU3 1LR (Vincor U.K.)

CBI Australia Holdings Pty Limited of ‘Reynell Road' Reynella South Australia 5161 (CBI Australia)

Perpetual Trustee Company Limited as trustee of the CHAMP Buyout III Trust ACN 000 001 007 of Level 12, 123 Pitt Street, Sydney (CHAMP III Australia)

Perpetual Corporate Trust Limited as trustee of the CHAMP Buyout III (SWF) Trust ACN 000 341 533 of Level 12, 123 Pitt Street, Sydney (CHAMP III SWF)

CHAMP Buyout III Pte Ltd Registration No. 200909086E of 6 Battery Road, #12-08 Singapore, 049909 (CHAMP III Singapore)

Canopus Holdco Limited of Walker House, 87 Mary Street KY1-9001 George Town, Grand Cayman, Cayman Islands (CHAMP III Cayman)
Background
A.	The Companies have agreed to issue and the Subscribers have agreed to subscribe for the New Shares on the terms and conditions of this agreement.

B.	CBI has agreed to guarantee the obligations of the Companies under this agreement on the terms and conditions of this agreement.
Operative provisions

1.	Definitions and interpretation
1.1	Definitions
In this agreement:

Accounting Standards means, at any time:
(a)	in relation to CBI Australia and its Subsidiaries:
(i)	the requirements of the Corporations Act about the preparation and contents of financial reports;

(ii)	the accounting standards approved under the Corporations Act; and

(iii)	generally accepted accounting principles, policies, practices and procedures in Australia to the extent not inconsistent with the accounting standards described in paragraph (ii); and
(b)	in relation to Constellation Europe and its Subsidiaries:

(i)	the requirements of the Companies Act 2006 of the United Kingdom about the preparation and contents of financial reports; and

(ii)	the Financial Reporting Standards and Statements of Standard Accounting Practice issued or adopted by the Accounting Standards Board and Abstracts issued by the Urgent Issues Task Force of the Accounting Standards Board.
Adjustment Payment Date means the date which is 10 Business Days after the date on which the Australian Working Capital Amount and European Working Capital Amount are finally determined in accordance with clause 8 or any other date agreed between the Companies and the Subscribers in writing.

ASIC means the Australian Securities and Investments Commission.

Asset means each asset owned or held by the Brand Companies or exclusively used in the Brand Business, including any assets held under any financing or operating lease.

Assets Held For Sale means those assets identified in Schedule 11.

Auditor means KPMG as the auditor of the Brand Companies.

Australian Completion Balance Sheet has the meaning given in clause 8.3(c).

Australian Investment Deed means the so titled deed dated on or about the date of this agreement between CBI and the Subscribers in relation to CBI Australia.

Australian Working Capital Amount means the working capital amount shown in the Australian Completion Balance Sheet, expressed in A$.

Australian Subscription Price Adjustment has the meaning given in clause 5.2

Authorisation means any licence, consent, approval, permit, registration, accreditation, certification or other authorisation given or issued by any Regulatory Authority or any other person.

Bottling Supply Agreement means an agreement of that name (or similar) between a relevant bottling services entity and a buying entity, as such entities are contemplated in, and as such agreement will be prepared in accordance with clause 6.7 and otherwise substantially on the basis of the principles set out in the corresponding Term Sheet agreed by CBI and the Subscribers prior to the date of this agreement.

Brand Business means the business conducted by the Brand Companies including wine production and distribution in Australia, the U.K., Europe, Japan and South Africa.

Brand Company means each of the Companies and each of their Subsidiaries.

Brand Company Guarantee means any Guarantee provided by any Brand Company in relation to the obligations of any Constellation Group Company, including each Guarantee specified in part 1 of Schedule 6.

Brand Group means all of the Brand Companies.

Brand Intellectual Property means all Intellectual Property Rights used in the conduct of the Brand Business as presently conducted at the Completion Date and specifically includes the Trade Marks, the Business Names, the Domain Names and the Licensed Intellectual Property.

Bulk Wine Supply Agreement means an agreement of that name (or similar) between a relevant buying entity and a relevant supplying entity, as such entities are contemplated in, and as such agreement will be prepared in accordance with clause 6.7 and otherwise substantially on the basis of the principles set out in, the corresponding Term Sheet agreed by CBI and the Subscribers prior to the date of this agreement.

Business Day means a day that is not a Saturday, Sunday or public holiday and on which banks are open for business generally in New South Wales.

Business Names means each of the business names specified in part 2 of Schedule 4.

BVE Debt means the Facility Agreement dated 25 June 2007 as amended between Commonwealth Bank of Australia and Barossa Valley Estate Ltd.

CBI means Constellation Brands, Inc.

CBI Australia means CBI Australia Holdings Pty Ltd ACN 103 359 299, the details of which are set out in Schedule 2.

CBI Australia Consolidated Group means the Consolidated Group of which CBI Australia is the Head Company.

CBI Australia Shares means:
(a)	138,045,197 convertible redeemable preference shares; and

(b)	19,720,742 ordinary fully paid shares,
in each case carrying the rights set out in Schedule 5 of the Australian Investment Deed and, on Completion, representing 80.1% of the issued capital in CBI Australia.

CBI Shares means the shares held by CBI (or a wholly owned subsidiary of CBI) in each of CBI Australia and Vincor U.K. as set out in the second column of the first table in Schedule 1 in each case:
(a)	carrying the rights set out in Schedule 5 of each of the Investment Deeds;

(b)	issued for a subscription price per share equal to the subscription price per share or subscription price per Equivalent Share (as applicable) issued to the Subscribers (including as adjusted pursuant to clause 5); and

(c)	that will on completion, represent 19.9% of the issued capital in each Company.
CEL means Constellation Europe Limited.

CHAMP III Buyout means CHAMP III Singapore and CHAMP III Cayman.

Claim means any claim, demand or cause of action whether arising in contract, tort, under statute or otherwise in relation to:
(a)	any provision of a Transaction Document;

(b)	the New Shares or their issue; or

(c)	any other matter connected with any Brand Company.
Claim Notice has the meaning given in clause 17.3.

Companies means Vincor U.K. and CBI Australia.

Completion means the completion of the issue of and subscription for the New Shares in accordance with clause 7.

Completion Balance Sheets means the balance sheets prepared and finalised in accordance with clause 8.

Completion Date means the date on which Completion occurs.

Condition means each condition specified in clause 2.1.

Confidential Information means:
(a)	all information relating to the operations or affairs of any Brand Company including all financial or accounting information, all customer names and lists, terms and conditions of supply, sales records, marketing analysis and research and reports and other marketing information and all trade secrets, know how, operating procedures and technical information; and

(b)	all other information treated by any Brand Company as confidential or capable of being protected at law or equity as confidential information or the disclosure of which might cause loss or damage to or otherwise adversely affect any Brand Company, in whatever form and in each case including information that has been disclosed by the Companies or any Brand Company or their respective Representatives under the terms of a confidentiality agreement.

Consolidated Group has the meaning given in section 995-1 of the Tax Act.

Constellation Australian Subscription Price Adjustment means the aggregate adjustment to the subscription price per Constellation CBI Australia Share to ensure that the subscription price per share is equal to the Subscription Price per Share or the subscription price per Equivalent Share issued to the Subscribers by CBI Australia.

Constellation CBI Australia Shares means the shares held by CBI (or a wholly owned subsidiary of CBI) in CBI Australia as set out in the second column of the first table in Schedule 1 carrying the rights set out in Schedule 5 of the Australian Investment Deed that will on completion represent 19.9% of the issued capital in CBI Australia.

Constellation Europe means Constellation Europe (Holdings) Limited, the details of which are set out in Schedule 2.

Constellation Group Companies means CBI and each Related Entity of CBI other than each Brand Company.

Constellation Group Guarantee means any Guarantee provided by any Constellation Group Company in relation to the obligations of any Brand Company specified in part 2 of Schedule 6 and includes, for the purposes of clause 11.2, any guarantee provided by a Constellation Group Company in favour of MCHL or Punch Taverns in connection with Punch Taverns' investment in MCHL.

Constellation Names has the meaning given in clause 12.3.

Constellation Park means the warehouse and distribution unit located at Unit M1, R D Park, Bristol.

Constellation Park Floor means the floor slab and the underlying supporting structure, foundations piling and soils at the warehouse and production unit occupied by Constellation Europe and situated at Constellation Park.

Constellation Park Construction Team means the professional team involved in and relating to the construction of Constellation Park, including the Constellation Park Floor.

Constellation Vincor U.K. Shares means the shares held by CBI (or a wholly owned subsidiary of CBI) in Vincor U.K. as set out in the second column of the first table in Schedule 1 carrying the rights set out in Schedule 5 of the U.K. Investment Deed that will on completion represent 19.9% of the issued capital in Vincor U.K..

Contribution Notice means a contribution notice under section 38 of the Pensions Act 2004.

Corporations Act means the Corporations Act 2001 (Cth).

Deed of Cross Guarantee means the deed of cross guarantee between the Companies and each Brand Company.

Defaulting Party has the meaning given in clause 7.9.

Definitive Agreement means a detailed, long form agreement that corresponds to a particular Term Sheet and which is to be negotiated in accordance with clause 6.7 (and clause 6.7(b) in particular).

Disclosure Letter means the letter from the Companies to the Subscribers dated the same date as this agreement in the form of the letter attached as Attachment 1.

Disputing Action means in respect of a Tax Assessment, any action to cause the Tax Assessment to be withdrawn, reduced or postponed or to avoid, resist, object to, defend, appear against or compromise the Tax Assessment, and any judicial or administrative proceedings arising out of that action.

Disputed Item has the meaning given in clause 8.4.

Distribution Agreement means an agreement of that name (or similar) between a relevant distributing entity and a relevant brand-owning entity, as such entities are contemplated in, and as such agreement will be prepared in accordance with clause 6.7 and on the basis of the principles set out in, the corresponding Term Sheet agreed by CBI and the Subscribers prior to the date of this agreement.

Domain Names means each of the domain names specified in part 3 of Schedule 4.

Draft Completion Balance Sheet has the meaning given in clause 8.2.

Due Diligence Materials means:
(a)	the written information and documents provided to the Subscribers by CBI, the Companies, the Brand Companies and their respective Representatives before the date of this agreement in the virtual data room, an index of which is attached as Attachment 2);and

(b)	the written questions raised by the Subscribers in the due diligence process and the written responses given to those questions by the Companies, the Brand Companies and their respective Representatives before the date of this agreement in the virtual data room, copies of which are attached as Attachment 3.
Employees means the employees of the Brand Companies at Completion.

Encumbrance means a mortgage, charge, pledge, lien, encumbrance, security interest, title retention, preferential right, trust arrangement, contractual right of set-off, or any other security agreement or arrangement in favour of any person, whether registered or unregistered or any agreement to create any of these.

End Date means 30 June 2011 or such other date agreed in writing between the Companies and the Subscribers.

Enterprise Agreement has the meaning given in section 12 of the Fair Work Act 2009 (Cth).

Environment means the physical, biological and social aspects and conditions of a particular area, including:
(a)	land, water, air, atmosphere, climate, living organisms and other matter, things made or altered by humans, ecosystems and social groupings;

(b)	the social, economic and cultural aspects of a thing specified in paragraph (a); and

(c)	the interaction of any 2 or more things specified in paragraphs (a) and (b).
Environmental Law means any law, whether statute or common law, concerning matters potentially impacting upon the Environment and any law relating to the pollution of the Environment.

Environment Agency means:
(a)	a Regulatory Authority which is responsible for the administration or enforcement of any law relating to the Environment; and

(b)	a court or tribunal having jurisdiction with respect to any law relating to the Environment.
Equity Commitment Letter means the letters in respect of each of the Subscribers in the form set out in Attachment 4.

Equivalent Shares means:
(a)	in respect of an ordinary share in Vincor U.K., a preferred ordinary share in Vincor U.K. (and vice versa); and

(b)	in respect of an ordinary share in CBI Australia, a preferred ordinary share in CBI Australia (and vice versa).
Estimated Australian Working Capital Amount means the Companies' best estimate of what the Australian Working Capital Amount will be as at Completion, which must be provided by the Companies to the Subscriber in accordance with clause 7.2(b).

Estimated European Working Capital Amount means the Companies' best estimate of what the European Working Capital Amount will be as at Completion, which must be provided by the Companies to the Subscriber in accordance with clause 7.2(b).

European Completion Balance Sheet has the meaning given in clause 8.3(d).

European Working Capital Amount means the working capital amount shown in the European Completion Balance Sheet, expressed in £.

Expert has the meaning given in clause 8.4(c).

February 2010 Accounts means:
(a)	in the case of Constellation Australia, the audited consolidated statutory accounts of CBI Australia and each of its Subsidiaries for the financial year ended on 28 February 2010; and

(b)	in the case of Constellation Europe, the audited statutory accounts of Constellation Europe and each of its material Subsidiaries for the financial year ended on 28 February 2010.
Financial Support Direction means a financial support direction under section 43 of the Pensions Act 2004.

Freehold Properties means each of the Properties described in part 1 of Schedule 5.

GST has the meaning given in the GST Act.

GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Cth) the Value Added Tax Act 1994 (U.K.) or any Law relating to GST of any country, as the context requires.

GST Return has the meaning given in the GST Act.

Guarantee means any guarantee, bond, security deposit, letter of credit or suretyship or any other obligation to pay, purchase or provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities, the purchase of assets or services, or otherwise) for the payment or discharge of, to indemnify against the consequences of default in the payment of, or otherwise be responsible for, any indebtedness of, obligation of, liability of or the insolvency of any other person.

Head Company has the meaning given in section 995-1 of the Tax Act.

HMRC mean HM Revenue & Customs.

Immediately Available Funds means cash, bank cheque or telegraphic or other electronic means of transfer of cleared funds into a bank account nominated in advance by the payee.

Indemnified Losses means, in relation to any fact, matter or circumstance, all losses, costs, damages, expenses and other liabilities arising out of or in connection with that fact, matter or circumstance including all legal and other professional expenses on a solicitor-client basis incurred in connection with investigating, disputing, defending or settling any claim, action, demand or proceeding relating to that fact, matter or circumstance (including any claim, action, demand or proceeding based on the terms of this agreement).

Indemnified Person has the meaning given in clause 19.12(b).

Initial Australian Subscription Price has the meaning given in clause 5.1(b).

Initial European Subscription Price has the meaning given in clause 5.1(a).

Input Tax Credit has the meaning given in, or for the purposes of, the GST Act, including any Relief in respect of or against GST.

Intellectual Property Licences means all agreements under which a Brand Company has the right to use any Intellectual Property Rights owned by a person (other than another Brand Company) or any trade secrets, know-how, operating procedure, technical information or other confidential information of a person (other than another Brand Company).

Intellectual Property Rights means any and all rights throughout the world, whether registered, registrable or unregistered, in respect of:
(a)	patents, designs, trade marks and service marks and any applications for, or rights to apply for, registration or renewal of any patent, design, trade mark or service mark;

(b)	business names, domain names or trade names and any applications for, or rights to apply for, registration or renewal of the same;

(c)	copyright (including copyright in software, websites, databases and advertising and other promotional materials);

(d)	all rights to have information (including trade secrets, know-how, operating procedures and technical information) kept confidential; and

(e)	all other rights or protections having similar effect anywhere in the world.
Inventory means all raw materials, work in progress, finished goods, consumables and packaging materials held or owned by the Brand Companies.

Investment Deeds means the Australian Investment Deed and the U.K. Investment Deed.

Key Personnel means Susan Gardner, Tom Mullin, Paul Hetterich, Garth Hankinson, Kevin Dunham, Troy Christensen, David Hughes, Paul Kassebaum, Simon Williams, James Lousada, Russell Barrett, June Gameau, Neil Truelove and Deepak Malhotra.

Last Accounts means
(a)	in the case of Constellation Australia, the unaudited consolidated accounts of CBI Australia and each of its Subsidiaries for the six months ended on the Last Balance Date prepared in accordance with US GAAP; and

(b)	in the case of Constellation Europe, the unaudited consolidated accounts of Constellation Europe for the six months ended on the Last Balance Date prepared in accordance with US GAAP.
Last Balance Date means 30 August 2010.

Law means any legislation, regulation, determination, code, principles or ruling passed by any Commonwealth, State or Territory parliament or a Regulatory Authority or a foreign equivalent.

Leasehold Properties means each of the Properties described in part 2 of Schedule 5.

Licensed Intellectual Property has the meaning given to that term in clause 14.3 of Schedule 7.

Management Accounts means the CEO Reports for Constellation Europe and Constellation Australia Limited ACN 008 273 907 for the months each of:
(a)	September 2010;

(b)	October 2010; and

(c)	November 2010.

Material Adverse Change means any change, effect, event, occurrence, state of facts or development arising or occurring after the date of this agreement that is reasonably likely to result in a materially adverse change to the financial condition, results or prospects of the Brand Group taken as a whole other than as a consequence of:
(a)	the execution or announcement of any Transaction Document and the completion of the transactions contemplated by them;

(b)	a change in:
(i)	any Law, any judicial or administrative interpretation of any Law or any practice or policy of a Regulatory Authority (whether or not retrospective in effect);

(ii)	general industry (that affects the wine industry as a whole), regulatory, political, market or economic conditions prevailing in Australia or the U.K.; or

(iii)	taxes, foreign exchange rates or interest rates;
(c)	any fact, matter or circumstance fairly disclosed in the Due Diligence Materials or the Disclosure Letter; or

(d)	any act of war or terrorism.
Material Contract means each Material Customer Contract, Material Distributor and Supply Contract and Specified Contract.

Material Customer Contract means each contact specified in part 1 of Schedule 9.

Material Distributor and Supply Contract means each contract specified in part 2 of Schedule 9.

MC Debt means the:
(a)	Senior Loan Facility and Revolving Facility between MCHL and Barclays Bank Plc dated 17 April 2007; and

(b)	Confidential Invoice Discounting Facility between MCHL, Matthew Clark Wholesale Ltd, Forth Wines Ltd and The Wine Studio Ltd dated 17 April 2007.
MCHL means Matthew Clark (Holdings) Ltd (formerly Dubwath Ltd).

Meritus means Meritus Wines Pty Ltd ACN 103 362 232.

Meritus Retained Assets means each item specified in Schedule 12.

Modern Award has the meaning given in section 12 of the Fair Work Act 2009 (Cth).

New Shares means:
(a)	in the case of CBI Australia, the CBI Australia Shares; and

(b)	in the case of Vincor U.K., the Vincor U.K. Shares,
as set out in Schedule 1.

Non-Defaulting Party has the meaning given in clause 7.9.

Outstanding Intercompany Debt means the indebtedness owed by the Brand Companies to Constellation International Holdings Limited being an amount equal to:
(a)	the Initial Australian Subscription Price;

(b)	plus the Australian Subscription Price Adjustment;

(c)	plus the Constellation Australian Subscription Price Adjustment.
Plan Employers means each of the Brand Companies that participate in the U.K. Pension Plans.

Pre-Completion Restructure Steps means the pre-completion restructure steps substantially in the form notified by CBI to the Subscribers in writing prior to the date of this agreement.

Pre-completion Return has the meaning given in clause 20.1.

Properties means the property and premises described in Schedule 5.

Punch Taverns means Punch Taverns (PGE) Limited.

Records means all originals and copies of all books, records, reports, correspondence, files, manuals and other documents and information created by, owned by, or relating to any Brand Company, whether in printed, electronic or any other form and including all:
(a)	statutory books and registers, minute books, books of account, trading and financial records, employee records, tax returns and related correspondence;

(b)	customer lists, supplier lists, price lists, pricing models and sales and marketing materials;

(c)	title deeds and other documents of title; and

(d)	originals and copies of all contracts and Authorisations.
Regulatory Authority means:
(a)	any government, semi-governmental, administrative, fiscal or local authority and any department, minister or agency of any government; and

(b)	any other authority, agency, commission or similar entity having powers or jurisdiction under any law or regulation or the listing rules of any recognised stock or securities exchange.
Regulatory Conditions means the Condition specified in clause 2.1(a).

Related Entity of a corporation means:
(a)	a related body corporate of that corporation within the meaning of section 50 of the Corporations Act; and

(b)	a trustee of any unit trust in relation to which that corporation, or a corporation referred to in paragraph (a), directly or indirectly:
(i)	controls the right to appoint the trustee;

(ii)	is in a position to control the casting of, more than one half of the maximum number of votes that might be cast at a meeting of holders of units in the trust; or

(iii)	holds or is in a position to control the disposal of more than one half of the issued units of the trust.
Relief means any loss, allowance, credit (including an Input Tax Credit), relief, exemption, deduction or set-off in respect of, or taken into account, or capable of being taken into account, in the calculation of a liability to, Tax or any right to a repayment of Tax;

Representatives means:
(a)	in relation to a party other than CHAMP III Australia and CHAMP III SWF, all officers, employees, professional advisers, agents and attorneys of the party or of its Related Entities; and

(b)	in relation to CHAMP III Australia and Champ III SWF, CHAMP III Management Pty Limited, in its capacity as manager of the CHAMP Buyout III Trust and the CHAMP Buyout III (SWF) Trust.
Representative Member means Constellation Europe Limited.

Respective Proportions means:
(a)	in relation to the Companies, the proportion which, expressed as a percentage, is set out against the name of each Company in the first table in Schedule 1; and

(b)	in relation to the Subscribers, the proportion which, expressed as a percentage, is set out against the name of each Subscriber in the second table in Schedule 1, or such other proportion as agreed between the Subscribers and notified to CBI at least 5 Business Days prior to Completion;
Respective CHAMP III Buyout Proportions means in relation to CHAMP III Singapore and CHAMP III Cayman, the proportion which, expressed as a percentage, is set out against the name of each party in the third table in Schedule 1.

Retiring Directors has the meaning given in clause 7.3(f).

Scott Wilson Geotechnical Report means the report exhibited at Exhibit 3.

SEC means the United States Securities and Exchange Commission.

SEC Act means the U.S. Securities Exchange Act 1934.

Specified Contracts means those Material Contracts specified in part 3 of Schedule 9.

Spot Exchange Rate means, in relation to any day, the rate (expressed as a unit of A$ per £) that is displayed at approximately 4.00pm (Sydney time) on the Reserve Bank of Australia webpage at http://www.rba.gov.au/statistics/exchange_rates.html (or any replacement or successor webpage) on the Business Day immediately preceding that day.

Standard Rate in relation to interest payable on any payment due under this agreement means the rate which is the 90 day Bank Bill Swap Reference Rate (Average Bid) as published in the Australian Financial Review on the first date on which interest accrues on that payment (or if that rate or publication is not published, the rate determined by the Companies, acting reasonably, to be the nearest equivalent rate having regard to prevailing market conditions) plus (in either case) a margin of 2% per annum.

Stocktake Dates means in relation to the Brand Businesses or each of Constellation Europe and CBI Australia, 29, 30 and 31 January 2010, or as otherwise agreed by the parties.

Straddle Returns has the meaning given in clause 20.2.

Subscriber Group Member means the Subscribers and their Related Entities (including the Brand Companies after Completion) but excludes the Constellation Group Companies.

Subscriber's Relief means any Relief which is not in existence at Completion and arises in respect of a transaction, or transactions occurring (or deemed for Tax purposes to occur) after Completion or in respect of a period ending after Completion, to the extent that such period falls after Completion.

Subscriber Warranties means the warranties set out in Schedule 8.

Subscribers means CHAMP III Australia, CHAMP III SWF, CHAMP III Singapore and CHAMP III Cayman.

Subscription Price means:
(c)	the Initial Australian Subscription Price; plus

(d)	the Australian Subscription Price Adjustment; plus

(e)	the Initial European Subscription Price.
Subsidiaries means each of the companies and entities specified in Schedule 3.

Substantial Customer of the Brand Companies is one whose purchases from the Brand Companies during the last completed Accounting Period were more than 10% of the value of all purchases from the Brand Companies in that period.

Substantial Supplier of the Brand Companies is one whose supplies to the Brand Companies during the last completed Accounting Period were more than 10% of the value of all supplies to the Brand Companies in that period.

Surrender of Group Relief means a surrender of group relief under Part 5 of the Corporation Tax Act 2010.

Surrender of Tax Refund means a surrender of tax refund under Section 963 of the Corporation Tax Act 2010.

Target Australian Working Capital means $320,851,642, as specified in part 1 of Schedule 10.

Target European Working Capital means £65,012,620, as specified in part 1 of Schedule 10.

Tax means any tax, levy, excise, duty, charge, surcharge, contribution, withholding tax, impost or withholding obligation of whatever nature, whether direct or indirect, by whatever method collected or recovered, together with any fees, penalties, fines, interest or statutory charges.

Tax Act means the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth) or either of them.

Tax Assessment means any notice, demand, assessment, deemed assessment (including a notice of adjustment of a Tax loss (whether revenue or capital in nature) claimed by a Brand Company in a manner adversely affecting the Brand Company), amended assessment, determination, return or other document issued by a Tax Authority or lodged with a Tax Authority under a system of self-assessment as a result of which the Brand Company may be required to make a payment of Tax including a notice to a contributing member of a Consolidated Group given under sections 721-15(5), 721-15(5A), 721-30(5) or 721-30(5A) of the Tax Act.

Tax Authority means any Regulatory Authority responsible for the assessment, collection, withholding or administration of Tax in any country or jurisdiction.

Tax Benefit means the amount of any Tax refund or reduction in a Tax liability actually received or obtained as a result of any benefit, credit relief, allowance or like benefit in relation to Tax. This definition is to be applied and the amount of any Tax Benefit calculated on the assumption that, as at Completion, no Brand Company is entitled to any Relief which arose in any period or part period ending prior to Completion.

Tax Costs means the reasonable legal and other professional costs, out of pocket expenses and expenses incurred in investigating or conducting any Disputing Action in relation to a Tax Assessment.

Tax Indemnity means the indemnities given in clause 19.1.

Tax Indemnity Claim means a Claim made under clause 19.1.

Tax Return means any return relating to Tax including any document which must be lodged with a Tax Authority or which a taxpayer must prepare and retain under a Law relating to Tax (such as an activity statement, GST Return, amended return, schedule or election and any attachment).

Tax Sharing Agreement means the agreement contemplated by section 721-25 of the Tax Act and entered into between CBI Australia and each of the subsidiary members (within the meaning of section 995-1 of the Tax Act) of the CBI Australia Consolidated Group as most recently executed by the parties thereto.

Tax Funding Liabilities means any liability to make payments or to fund a Head Company in respect of a group liability (as defined in 721-10 of the Tax Act).

Tax Warranties means the Warranties set out in clause 21 of Schedule 7.

Term Sheet means a term sheet in respect of:
(a)	the Distribution Agreements;

(b)	the Bulk Wine Supply Agreements; or

(c)	the Bottling Supply Agreements,
(as applicable) in the form set out in Schedule 17.

Third Party Claim means any claim or potential claim by any person other than any Subscriber Group Member or any Constellation Group Company against any Brand Company.

Third Party Indebtedness means any financial indebtedness owed by a Brand Company to a third party (other than financial indebtedness owed in the ordinary course of business where the total amount does not exceed $100,000).

Title and Capacity Warranty means a Warranty set out in clause 1.1 or clause 2.1 of Schedule 7.

Trade Marks means each of the trade marks specified in part 1 of Schedule 4.

Transaction Documents means:
(a)	this agreement;

(b)	the Australian Investment Deed;

(c)	the U.K. Investment Deed;

(d)	the Transition Services Agreement;

(e)	the Distribution Agreements (and, prior to execution of each Distribution Agreement, the corresponding Term Sheet to the extent such Term Sheet is binding under clause 6.7(g));

(f)	the Bulk Wine Supply Agreements (and, prior to execution of each Bulk Wine Supply Agreement, the corresponding Term Sheet to the extent such Term Sheet is binding under clause 6.7(g));

(g)	the Bottling Supply Agreements (and, prior to execution of each Bottling Agreement, the corresponding Term Sheet to the extent such Term Sheet is binding under clause 6.7(g)); and

(h)	any other document agreed by the parties to be a Transaction Document for the purposes of this agreement.
Transitional Instrument has the meaning given in the Fair Work (Transitional Provisions and Consequential Amendments) Act 2009 (Cth).

Transition Services Agreement means the so titled agreement between CBI and the Companies.

U.K. means the United Kingdom.

U.K. Pension Plans means each of the:
(a)	Matthew Clark (Holdings) Ltd Life Assurance Scheme;

(b)	Constellation Europe (Holdings) Ltd Life Assurance Scheme;

(c)	Constellation Europe Group Personal Pension Plan; and

(d)	Constellation Europe Group Pension Plan.
U.K. Investors has the meaning given to that term in clause 6.9.

U.K. Investment Deed means the deed contemplated under clause 6.9.

US GAAP means United States generally accepted accounting principles as in effect from time to time, consistently applied, or such other system of accounting as may be required by the SEC for companies reporting under the SEC Act, in each case, as interpreted from time to time by the SEC or the U.S. Public Company Accounting Oversight Board, or other Regulatory Authority with jurisdiction over companies reporting to the SEC under the SEC Act.

VAT means value added tax.

VAT Group means the U.K. VAT group of which the Representative Member is the representative member and of which certain Constellation Group Companies (the Relevant Constellation Group Companies) are members.

Vincor U.K. Shares means:
(a)	65,278,640 convertible redeemable preference shares; and

(b)	9,325,520 ordinary fully paid shares,
in each case carrying the rights set out in Schedule 5 of the U.K. Investment Deed and, on Completion, representing 80.1% of the issued capital in Constellation Europe.

Warranties means the warranties set out in Schedule 7.

Warranty Claim means any Claim by the Subscribers arising out of a breach of a Warranty.

Warranty Threshold Amount means an amount equal to 1% of the Subscription Price.
1.2	Reasonable endeavours
Any provision of this agreement which requires a party to use reasonable endeavours or all reasonable endeavours to procure that something is performed or occurs or does not occur does not include any obligation:
(a)	to pay any money or to provide any financial compensation, valuable consideration or any other incentive to or for the benefit of any person except for payment of any applicable fee for the lodgement or filing of any relevant application with any Regulatory Authority; or

(b)	to commence any legal action or proceeding against any person, except where that provision expressly specifies otherwise.
1.3	Knowledge and awareness of CBI
If any Warranty is qualified by CBI's awareness or knowledge, the facts of which CBI are aware or that are within CBI's awareness or knowledge are taken to be and are limited to all facts of which any of the Key Personnel are actually aware at the date of this agreement.
1.4	Discharge by another Constellation Group Company
Where any indemnity or obligation to pay is given or assumed by CBI, CBI may procure that another Constellation Group Company may discharge such obligation or indemnity provided that CBI's obligation shall only be treated as satisfied to the extent that such Constellation Group Company does satisfy such obligation.
1.5	Business days
If the day on which any act to be done under this agreement is a day other than a Business Day, that act must be done on the immediately preceding Business Day except where this agreement expressly specifies otherwise.
1.6	CHAMP III Buyout
(a)	References in this Agreement to an act, obligation, commitment or responsibility of CHAMP III Buyout are to be satisfied by CHAMP III Singapore and CHAMP III Cayman as follows:

(i)	to the extent that the obligation is referable solely to Vincor U.K. or a Subsidiary, shares in which are owned directly or indirectly by Vincor U.K., then the obligation must be performed by CHAMP III Cayman; and

(ii)	to the extent that the obligation is referable solely to CBI Australia, or a Subsidiary, shares in which are owned directly or indirectly by CBI Australia, then the obligation must be performed by CHAMP III Singapore;

(iii)	otherwise the obligation is to be performed or satisfied by both CHAMP III Singapore and CHAMP III Cayman in their Respective CHAMP III Buyout Proportions.
and for the avoidance of doubt:
(iv)	in relation to the obligation to subscribe for shares in CBI Australia, the obligation is to be satisfied by CHAMP III Singapore;

(v)	in relation to the obligation to subscribe for shares in Vincor U.K., the obligation is to be satisfied by CHAMP III Cayman; and

(vi)	pay any Australian Subscription Price Adjustment pursuant to 5.3(b) the payment is to be made by CHAMP III Singapore.
(b)	References in this Agreement to a right or entitlement of CHAMP III Buyout are to be allocated to CHAMP III Singapore and CHAMP III Cayman as follows:
(i)	to the extent that the right or entitlement is referable solely to Vincor U.K. or a Subsidiary, shares in which are owned directly or indirectly by Vincor U.K., then the right may be exercised and the entitlement is to be received by CHAMP III Cayman; and

(ii)	to the extent that the right or entitlement is referable solely to CBI Australia, or a Subsidiary, shares in which are owned directly or indirectly by CBI Australia, then the right may be exercise and the entitlement may be received by CHAMP III Singapore;

(iii)	otherwise the right and entitlement is to be exercised or received by both CHAMP III Singapore and CHAMP III Cayman in their Respective CHAMP III Buyout Proportions for the avoidance of doubt:
(iv)	in relation to the right to be issued with any shares in CBI Australia, the shares are to be issued to CHAMP III Singapore; and

(v)	in relation to the right to be issued with any shares in Vincor U.K., the shares are to be issued to CHAMP III Cayman; and

(vi)	in relation to the right to receive any Australian Subscription Price Adjustment pursuant to 5.3(c), the payment is to be made to CHAMP III Singapore.

1.7	Subscribers
References in this Agreement to an act, obligation, commitment or responsibility of the Subscribers shall, in respect of CHAMP III Australia and CHAMP III SWF, be deemed to be the act, obligation, commitment or responsibility of those subscribers acting within their respective powers and on the direction of CHAMP III Management Pty Limited, in its capacity as manager of the Champ Buyout III Trust and manager of the Champ Buyout III (SWF) Trust, respectively.
1.8	Representatives
References in this Agreement to an act, obligation, commitment or responsibility of the Representatives shall, in respect of CHAMP III Australia and CHAMP III SWF, be deemed to be the act, obligation, commitment or responsibility of CHAMP III Management Pty Limited, in its capacity as manager of the Champ Buyout III Trust and manager of the Champ Buyout III (SWF) Trust, respectively.
1.9	General rules of interpretation
In this agreement headings are for convenience only and do not affect interpretation and, unless the contrary intention appears:
(a)	a word importing the singular includes the plural and vice versa, and a word of any gender includes the corresponding words of any other gender;

(b)	the word including or any other form of that word is not a word of limitation;

(c)	if a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(d)	a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or parties in a joint venture, a partnership and a trust;

(e)	a reference to a party includes that party's executors, administrators, successors and permitted assigns, including persons taking by way of novation and, in the case of a trustee, includes any substituted or additional trustee;

(f)	a reference to a document (including this agreement) is to that document as varied, novated, ratified or replaced from time to time;

(g)	a reference to a party, clause, schedule, exhibit, attachment, or annexure is a reference to a party, clause, schedule, exhibit, attachment, or annexure to or of this agreement, and a reference to this agreement includes all schedules, exhibits, attachments, and annexures to it;

(h)	a reference to an agency or body if that agency or body ceases to exist or is reconstituted, renamed or replaced or has its powers or function removed (obsolete body), means the agency or body which performs most closely the functions of the obsolete body;

(i)	a reference to a statute includes any regulations or other instruments made under it (delegated legislation) and a reference to a statute or delegated legislation or a provision of either includes consolidations, amendments, re-enactments and replacements;

(j)	a reference to $ or dollar is to Australian currency; and

(k)	this agreement must not be construed adversely to a party just because that party prepared it or caused it to be prepared.

2.	Conditions precedent
2.1	Conditions
Clauses 3, 5 and 7 do not become binding on the parties and have no force or effect, and Completion cannot take place, unless each of the conditions listed in the first column of the following table has been either satisfied or waived in accordance with clause 2.5:

Condition		Right to waive

(a)	the Treasurer of the Commonwealth of Australia has either:	None

(i)       provided written notice which is unconditional or subject only to conditions reasonably acceptable to the Subscribers that there is no objection under the Foreign Acquisitions and Takeovers Act 1975 (Cth) or Australian foreign investment policy to the proposed subscription for the Subscribers for the CBI Australia Shares; or

(ii)       become precluded from exercising any power to make an order under the Foreign Acquisitions and Takeovers Act 1975 (Cth) in relation to the proposed subscription by the Subscribers of the CBI Australia Shares;

(b)	no Material Adverse Change has occurred between the date of this agreement and Completion;	Subscribers

(c)
no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction, no preliminary or final decision, determination, or order issued by any Regulatory Authority and no other legal restraint preventing any of the transactions contemplated by this agreement is in effect.

Subscribers and Companies

2.2	Reasonable endeavours to satisfy Conditions
Each party must use all reasonable endeavours to ensure that each Condition is satisfied as soon as practicable after the date of this agreement and in any event before the End Date and in particular:
(a)	the Subscribers must as soon as practicable at their own cost comply with their obligations under clause 2.3 in relation to the Regulatory Conditions;

(b)	each party must otherwise co-operate with, and comply with all reasonable requests of the other party for the purposes of procuring the satisfaction of any Condition and must not take any action that will or is likely to hinder or prevent the satisfaction of any Condition, including providing the other party with all information reasonably required to enable the party to prepare any documents for the purposes of procuring satisfaction of any Condition; and

(c)	each party must keep the other party informed of any fact, matter or circumstance of which it becomes aware that may result in a Condition not being satisfied in accordance with its terms.
2.3	Subscribers' obligations in relation to Regulatory Condition
Without limiting clause 2.2, the Subscribers must use all reasonable endeavours to ensure that the Regulatory Condition is satisfied as soon as practicable after the date of this agreement and in particular the Subscribers must, if requested to do so by CBI:
(a)	provide to the Companies a draft of each document which it has prepared for the purposes of procuring satisfaction of the Regulatory Condition and a reasonable opportunity to comment on that draft;

(b)	provide to the Companies a copy of each notice given, application made and all other information supplied to any third party, and each notice or request received from any Regulatory Authority in connection with procuring the satisfaction of any Regulatory Condition;

(c)	notify the Companies of any meetings to be held with a Regulatory Authority for the purposes of procuring the satisfaction of any Regulatory Condition and permit the Companies and their advisers to be present at such meetings; and

(d)	consult with the Companies in relation to any further information to be provided to the relevant Regulatory Authority, provided however that the Subscribers are not required to provide copies of any documents to the extent that they contain information that is commercially sensitive to the Subscribers.
2.4	Notice in relation to satisfaction of Conditions
Each party must within 1 Business Day after becoming aware of the satisfaction of any Condition notify each other party of the satisfaction of that Condition and provide reasonable evidence that the Condition has been satisfied.
2.5	Waiver of Conditions
A Condition may be waived and may only be waived:
(a)	if one party is specified in the second column of the table in clause 2.1 opposite that Condition, by that party by notice to the other party; or

(b)	if more than one party is specified in the second column of the table in clause 2.1 opposite that Condition, by written agreement between all of those parties.
A party entitled to waive or to agree to waive a Condition under this clause 2.5 may do so in its absolute discretion. A party that waives or agrees to waive a Condition is prevented from bringing a Claim against any other party in respect of any breach of this agreement that caused that Condition not to be satisfied.
2.6	Failure of Conditions
A party is entitled to terminate this agreement by notice to the other party at any time before Completion:
(a)	if any Condition has become incapable of satisfaction and that Condition has not been waived in accordance with clause 2.5 within 5 Business days after the occurrence of the fact, matter or circumstance which caused that Condition to become incapable of satisfaction;
(b)	if any Condition has not been satisfied or waived in accordance with clause 2.5 before the End Date; or

(c)	if any Condition, having been satisfied on or before the End Date ceases to be satisfied before Completion, except where the relevant Condition has become incapable of satisfaction, has not been satisfied, or ceases to be satisfied, as a direct result of a failure by the party seeking to terminate to comply with its obligations under clause 2.2 or clause 2.3.

3.	Subscription and issue of New Shares
3.1	Issue and subscription
On Completion the Companies must issue and the Subscribers must subscribe for the New Shares for the Subscription Price (the parties agree that the Subscription Price represents fair market value consideration for the New Shares) free from all Encumbrances.
3.2	New Shares to be issued by each Company
Each Company is only obliged to issue to the Subscribers the New Shares specified opposite the name of that Company in the third column of the first table in Schedule 1.
3.3	Subscribers to subscribe for New Shares
Each Subscriber is only obliged to subscribe for the number of New Shares specified opposite the name of that Subscriber in the second table in Schedule 1 or such other number as agreed between the Subscirbers and notified to CBI at least 5 Business Days before Completion provided that the number of shares to be subscribed for must equal the total number of New Shares.

4.	Equity Commitment Letter
Each Subscriber must, except with the prior consent of the Companies:
(a)	comply with its obligations under the Equity Commitment Letter;

(b)	enforce any of its rights under the Equity Commitment Letter in a timely manner to enable that Subscriber to perform its obligations under this agreement;

(c)	not permit any amendment or modification to the terms of the Equity Commitment Letter; or

(d)	not waive any provision, right or remedy set out in the Equity Commitment Letter, up to and including Completion.

5.	Subscription Price
5.1	Initial Subscription Price
The initial subscription price payable for the New Shares is:
(a)	£48,060,000 for the Vincor U.K. Shares (Initial European Subscription Price); and

(b)	$157,765,940 for the CBI Australia Shares, subject to the following pre-Completion adjustments (Initial Australian Subscription Price):
(i)	if the Estimated Australian Working Capital Amount:
A.	exceeds the Target Australian Working Capital Amount, increased by 80.1% of the amount by which the Estimated Australian Working Capital Amount exceeds that Target Australian Working Capital Amount;

B.	is less than the Target Australian Working Capital Amount, decreased by 80.1% of the amount by which the Estimated Australian Working Capital Amount is less than that Target Australian Working Capital Amount; or

C.	is equal to the Target Australian Working Capital Amount then no adjustment is required under this clause 5.1(b)(i), and
(ii)	if the Estimated European Working Capital Amount:
A.	exceeds the Target European Working Capital Amount, increased by 80.1% of the amount by which the Estimated European Working Capital Amount exceeds that Target European Working Capital Amount multiplied by the Spot Exchange Rate for the date of this agreement;

B.	is less than the Target European Working Capital Amount, decreased by 80.1% of the amount by which the Estimated European Working Capital Amount is less than that Target European Working Capital Amount multiplied by the Spot Exchange Rate on the date of this agreement; or

C.	is equal to the Target European Working Capital Amount then no adjustment is required under this clause 5.1(b)(ii).
5.2	Adjustment to Initial Australian Subscription Price
The Initial Australian Subscription Price will be adjusted as follows:
(a)	if the Australian Working Capital Amount:
(i)	exceeds the Estimated Australian Working Capital Amount, the Initial Australian Subscription Price will be increased by 80.1% of the amount by which the Australian Working Capital Amount exceeds that Estimated Working Capital Amount;

(ii)	is less than the Estimated Australian Working Capital Amount, the Initial Australian Subscription Price will be decreased by 80.1% of the amount by which the Australian Working Capital Amount is less than that Estimated Australian Working Capital Amount; or
(iii)	is equal to the Estimated Australian Working Capital Amount then no adjustment is required under this clause 5.2(a); and
(b)	if the European Working Capital Amount:
(i)	exceeds the Estimated European Working Capital Amount, the Australian Initial Subscription Price will be increased by 80.1% of the amount by which the European Working Capital Amount exceeds that Estimated European Working Capital Amount;

(ii)	is less than the Estimated European Working Capital Amount, the Initial Australian Subscription Price will be decreased by 80.1% of the amount by which the European Working Capital Amount is less than that Estimated European Working Capital Amount; or

(iii)	is equal to the Estimated European Working Capital Amount then no adjustment is required under this clause 5.2(b),
(Australian Subscription Price Adjustment).
5.3	Payment of Subscription Price
The Subscription Price must be paid as follows:
(a)	on Completion the Subscribers must in their Respective Proportions pay to each Company that Company's Respective Proportion of each of the Initial European Subscription Price and the Initial Australian Subscription Price in accordance with clause 7.7 and clause 25.

(b)	if the Initial Australian Subscription Price is adjusted under clause 5.2(a)(i) and/or 5.2(b)(i) on the Adjustment Payment Date the Subscribers must in their Respective Proportions pay to CBI Australia the amount of the increase in the Initial Australian Subscription Price; and

(c)	if the Initial Australian Subscription Price is adjusted under clause 5.2(a)(ii) and/or 5.2(b)(ii), on the Adjustment Payment Date CBI Australia must pay to the Subscribers in their Respective Proportions the amount of the decrease in the Initial Australian Subscription Price.
5.4	Foreign exchange movements
To the extent that the Initial European Subscription Price multiplied by the Spot Exchange Rate on the day before Completion is:
(a)	greater than $74,604,160, CBI will pay the amount of that increase to the Subscribers in their Respective Proportions

(b)	less than $74,604,160, the Subscribers (in their Respective Proportions) will pay the amount of that decrease to CBI.

5.5	Management incentives
(a)	the Subscribers will procure that the Brand Companies pay $4 million of management incentives that will be owing to management as a result of the change of control of the Brand Companies, as notified by CBI to the Subscriber prior to the date of this agreement;

(b)	the parties will consult with each other with respect to management incentive programs and the Subscribers and CBI will each contribute up to $500,000 in support of such programs.

6.	Period before Completion
6.1	Subscriber access
For the purposes of assisting the Subscribers and their Representatives to understand the Brand Business and to prepare for the transition to the Subscribers' normal working procedures, the Companies must procure that from the date of this agreement until Completion the Subscribers and their Representatives are given reasonable access on reasonable notice to the Assets, Properties and Records provided that the Companies are not obliged to comply with this clause 6.1 to the extent that giving such access would cause material disruption to or have a material adverse effect on, the day to day conduct of the Brand Business or constitute a breach by the Companies or any Brand Company of any law or of the terms of any agreement to which it is party.
6.2	Conduct of Business
CBI must procure that from the date of this agreement until Completion, except with the prior consent of the Subscribers, each Brand Company:
(a)	conducts (except in accordance with the Pre-Completion Restructure Steps) the Brand Business in the ordinary and usual course consistent with its usual business practices and does not make any significant change to the nature or scale of any activity comprised in the Brand Business;

(b)	complies with all material applicable Laws;

(c)	does not acquire any asset for a consideration of more than $500,000 or dispose of any asset valued at $500,000 or more other than Assets Held For Sale in which case CBI must consult with the Subscribers in relation to any such sale (except in accordance with the Pre-Completion Restructure Steps);

(d)	does not incur any material liability or agree to retain any liability in connection with the sale of an asset contemplated by clause 6.2(c);

(e)	does not create any Encumbrance over any material assets;

(f)	does not amend in a material respect, or terminate, any Material Contract, or enter into (or make any binding offer to enter into) any material contract or other obligation which is not in the ordinary course of business;

(g)	does not enter into any employment contract, or renew or amend any existing material employment contract or consultancy agreement (including with regard to superannuation and pension benefits) where the annual total compensation under that contract exceeds $150,000 and that contract, renewal or amendment is inconsistent with information provided to the Subscribers in the Disclosure Letter;

(h)	does not terminate any employment contract or consultancy agreement where the annual total compensation under that agreement exceeds $150,000 other than for gross misconduct or gross negligence;

(i)	does not lease, licence or otherwise dispose of any of its material assets, except in the ordinary course of business consistent with past practices and at fair value (except in accordance with the Pre-Completion Restructure Steps);

(j)	maintains (and where necessary uses reasonable efforts to renew) each of the insurance policies referred to in the Disclosure Letter and will promptly notify the Subscribers if any renewal proposal is not accepted by the relevant insurer;

(k)	except in accordance with the Pre-Completion Restructure Steps, does not raise any new financial accommodation (but this does not prevent the use of existing facilities, in the ordinary course of business);

(l)	does not, except in accordance with the Pre-Completion Restructure Steps:
(i)	increase, reduce or otherwise alter its share capital or grant any options for the issue of shares or other securities;

(ii)	declare or pay a dividend (except in respect of cash);

(iii)	make a distribution (except in respect of cash) or revaluation of assets;

(iv)	buy back or make any offer to buy back its Shares; and
(m)	does not enter into any commitment involving total expenditure in excess of $3,000,000; and

(n)	does not amend or terminate any Transaction Document (other than the Share Subscription Agreement) and does not amend or terminate any Term Sheet prior to the date that such Term Sheet becomes legally binding in accordance with clause 6.7(g).
6.3	Assignment of trade marks and domain names to Brand Companies
(a)	To the extent that any trade mark or domain name is listed in Schedule 4 or is used exclusively in the conduct of the Brand Business but is not, in either case, owned by a Brand Company as at the date of this agreement, CBI will at its own cost:
(i)	procure the assignment of such trade marks and domain names; and

(ii)	will use best endeavours to procure that a Brand Company is registered as the owner of such trade marks and domain names, prior to Completion.
(b)	To the extent that a Brand Company has not become the registered owner of any trade mark or domain name referred to in (a) and recorded as such on the applicable register, CBI will after Completion continue to use its reasonable endeavours to procure that a Brand Company is registered as the owner of such trade marks and domain names.
6.4	Assignment of trade marks and domain names by Brand Companies
To the extent that a Brand Company is, as at the date of this agreement, the registered owner of any trade mark or domain name which is not listed in Schedule 4 the Subscribers:

(a)	agree that the Constellation Group Companies may take all steps necessary to ensure that such trade marks or domain names are assigned to a Constellation Group Company before Completion such that a Constellation Group Company is registered as the owner of such trade mark or domain name; and

(b)	agree that, if such assignment has not occurred before Completion, the Subscribers will on and from Completion (at CBI's cost) procure that such trade marks or domain names are assigned to a Constellation Group Company and that a Constellation Group Company is registered as the owner of such trade marks or domain names.
6.5	Pre-Completion Restructure Steps
(a)	CBI must procure that the Pre-Completion Restructure Steps are completed prior to, or where applicable simultaneous with, Completion.

(b)	All costs expenses and liabilities arising from or in connection with the Pre-Completion Restructure Steps (other than impact on net operating losses) are for CBI's account.

(c)	To the extent that CBI determines that any material amendment to the Pre-Completion Steps Plan is required or any amendment potentially results in a material liability arising, CBI will consult with the Subscribers in relation to such an amendment. For the avoidance of doubt, any change to the availability of net-operating losses as a consequence of an amendment to the Pre-Completion Steps Plan will not be a material amendment for the purposes of this clause 6.5(c).
6.6	Consents
(a)	CBI will use its commercially reasonable endeavours to procure, prior to Completion, the consent required under any Specified Contract to the change of control of a Brand Company as a result of the subscription for the New Shares by the Subscribers.

(b)	If any consent referred to in clause 6.6(a) has not been obtained on or prior to Completion, CBI will co-operate with the Subscribers to assist the Subscribers in obtaining the relevant consent.
6.7	Term Sheets and Definitive Agreements
(a)	Each Term Sheet describes in broad and general terms certain transactions to which the parties to those Term Sheets will give effect following Completion.

(b)	It is intended that prior to Completion, the commercial terms set out in each Term Sheet will be restated in a corresponding Definitive Agreement (or, as contemplated in clause 6.7(e), Definitive Agreements) that will be more detailed and precise but not different in general effect. Without limiting the foregoing, it is acknowledged that issues not discussed in detail and agreed in the Term Sheets, for example provisions relevant to taxation and the impact of taxes, will need to be included in the Definitive Agreements.

(c)	A Definitive Agreement that corresponds to a Term Sheet will only be entered into once:
(i)	the relevant parties to the Definitive Agreement consider the Definitive Agreement to be in acceptable final form; and

(ii)	the parties confirm that the Definitive Agreement is in a form acceptable to it (acting reasonably).
(d)	The parties must work in good faith in a timely and co-operative fashion, and use their respective best endeavours, to procure the negotiation and execution of the Definitive Agreements prior to Completion in a manner consistent with the intentions described in clause 6.7(b) and the requirements in clause 6.7(c).

(e)	Where a Term Sheet refers to multiple parties (for example, where it refers to more than one party as a service provider (or similar)) and more than one party as a receiver of services (or similar), it is acknowledged and agreed that separate Definitive Agreements will be entered into such that:
(i)	only one party will be a provider of services (whether with respect to a specific territory or region or similar, and subject to any rights which that party may have under the relevant Definitive Agreement to subcontract the performance of those services); and

(ii)	only one party will be the receiver of services (whether with respect to a specific territory or region or similar, and subject to that party receiving the benefit of those services for other entities as may be specified in the relevant Definitive Agreement).
(f)	Without limiting any other obligation under this agreement, each party must use its reasonable efforts to ensure that any third party consent or approval that is necessary in order for the Definitive Agreements to be executed and for the services required under the Definitive Agreements to be performed is acquired and maintained.

(g)	On Completion, if any Definitive Agreement has not been entered into in accordance with clause 6.7(d):
(i)	the corresponding Term Sheet will be binding on and from Completion until such time as the relevant Definitive Agreement is duly executed by the relevant parties (subject to clause 6.7(h), which provides the extent to which a Term Sheet is binding from the date of this agreement);

(ii)	such amendments as are necessary to give effect to the intention of clause 6.7(g)(i) will be deemed to be incorporated in each relevant Term Sheet on a mutatis mutandis basis. By way of example only, where a Term Sheet refers to any "breach of the definitive agreement" (or similar), such reference will be deemed to refer to a breach of the binding agreement evidenced by the terms of the Term Sheet;

(iii)	without limiting clauses 6.7(g)(i) and 6.7(g)(ii), where a Term Sheet refers to an "Affiliate" (or similar) of a party to that Term Sheet:
A.	where the relevant party to the Term Sheet is a party to this agreement, that party must procure that such affiliate complies with the terms of the Term Sheet; or

B.	where the relevant party to the Term Sheet is a Related Entity to a party to this agreement, the party to this agreement must procure that such Related Entity ensures that the affiliate complies with the terms of the Term Sheet; and

(iv)	the parties will not be relieved from their respective obligations to negotiate the relevant Definitive Agreement under clause 6.7(d) (notwithstanding the fact that Completion has occurred).
(h)	To the extent a Term Sheet expressly or by implication requires any party to that Term Sheet to undertake any act or cease undertaking any act (or similar) prior to Completion, the parties to this agreement will procure that the relevant party to that Term Sheet undertakes or ceases to undertake the relevant act (or similar) as from the date of this agreement.
6.8	MC Debt
(a)	CBI will use its best endeavours to, prior to Completion:
(i)	procure the consent of Barclays Bank Plc to the change in control of the relevant Brand Company as a result of the transactions contemplated by this agreement necessary under the joint venture documentation in respect of MCHL; or

(ii)	refinance the MC Debt in accordance with its obligations under the joint venture documentation in respect of MCHL.
(b)	To the extent that CBI has not achieved either of the outcomes referred to in clauses 6.8(a)(i) or 6.8(a)(ii) above on or prior to Completion, CBI must pay to the Subscribers the amount of any Indemnified Loss suffered by the Subscribers as a result of not complying with its obligations under clause 6.8(a).
6.9	U.K. Investment Deed
(a)	CBI and the Subscribers (U.K. Investors) and Vincor U.K. must enter into the U.K. Investment Deed on the same terms as the Australian Investment Deed, other than in respect of:
(i)	the details of the Investor Shares (as that term is currently defined in the Australian Investment Deed) in Schedule 2 of the U.K. Investment Deed will include the details of the U.K. Investors' Vincor U.K. Shares;

(ii)	amendments which are necessary to give effect to the terms of the U.K. Investment Deed and are required for it to comply with the laws of the United Kingdom;

(iii)	any references to Vincor U.K. will be changed to a reference to CBI Australia and vice versa and any reference to the U.K. Investment Deed will be changed to the Australian Investment Deed and vice versa;

(iv)	any references to Australia or Australian in or in connection with clause 7 will be changed to a reference to the United Kingdom or English; and

(v)	clause 7.2 shall be replaced with a clause the same as clause 7.2 of the Australian Investment Deed except that clause 7.2(a) is tobe deleted and the definitions are to be amedned to refer to the UK business.
to the extent that the U.K. Investors are unable to agree such terms, they will be decided on by an independent legal expert appointed by the President of the Law Society of the England and Wales who will act as an expert and not as an arbitrator and whose decisions will be final save only for manifest error with the costs of the independent legal expert being borne 50% by CBI and 50% by the Subscribers.

(b)	If the U.K. Investment Deed is not executed by a U.K. Investor(s) on Completion, then until such time as the U.K. Investment Deed is agreed or determined and that U.K. Investor(s) has executed the U.K. Investment Deed:
(i)	the U.K. Investor(s) may not transfer or encumber any Vincor U.K. Shares; and

(ii)	the Subscribers may appoint up to 5 Directors to the board of Vincor U.K. and CBI may appoint 1 Director to the board of Vincor U.K., and once the U.K. Investment Deed has been agreed or determined it will take effect and bind all U.K. Investors and Vincor U.K. on and from the date of Completion as if it had been executed by all the U.K. Investors on the date of Completion.

7.	Completion
7.1	Time and place for Completion
Completion must take place at [●] at [●] [am/pm] on the later of:
(a)	the date which is 5 Business Days after all of the Conditions have been satisfied or waived in accordance with clause 2.5; and

(b)	31 January 2011,
or at such other place, date or time as the Companies and the Subscribers agree in writing.
7.2	Provision of information before Completion
No later than 3 Business Days before Completion:
(a)	the Subscribers must provide to the Companies:
(i)	the names of any director, secretary and public officer of each Brand Company that the Subscribers do not require to resign on Completion; and

(ii)	the names of each person that the Subscribers require to be appointed as a director, secretary or public officer of any Brand Company together with a signed consent to act in that capacity; and
(b)	the Companies must provide to the Subscribers the Estimated Australian Working Capital Amount and Estimated European Working Capital Amount.
7.3	Companies delivery obligations
At Completion, the Companies must deliver to the Subscribers:
(a)	share certificates in respect of the New Shares in favour of the relevant Subscribers;

(b)	possession of each Property;

(c)	a certificate prepared by CBI in a form reasonably required by the Subscribers to evidence:
(i)	the settlement of all indebtedness owing from any Constellation Group Company to any Brand Company; or

(ii)	the settlement of all indebtedness owing from any Brand Company to any Constellation Group Company other than the Outstanding Intercompany Debt;

(iii)	except in relation to the MC Debt and the BVE Debt
A.	the repayment of all Third Party Indebtedness and all accrued interest and associated repayment costs; and

B.	the release or discharge of all associated Encumbrances and guarantees;
(d)	documentation reasonably required by the Subscribers to evidence the release of each Brand Company Guarantee procured in accordance with clause 11.1;

(e)	duly signed minutes of each meeting convened under clause 7.5;

(f)	the written resignation of each director(except for a director notified by the Subscribers under clause 7.2(a)(i) and who has agreed to remain in office) (Retiring Director) acknowledging:
(i)	they have no Claim for fees, entitlements, salary or compensation for loss of office or otherwise against a Brand Company; and

(ii)	a copy of a certificate of the directors of the Company (or of its holding company, if any) pursuant to the Deed of Cross Guarantee; and
(g)	duly executed original counterparts of each Transaction Document (other than this agreement and the Investment Deeds) to which a Constellation Group Company is a party provided that where the relevant Transaction Document is a Term Sheet and the corresponding Definitive Agreement has not been agreed as at Completion, executed original counterparts of each Term Sheet are not required and the terms of clause 6.7(g) will apply accordingly.
7.4	Delivery method
Possession of each Property under clause 7.3(b) may be delivered to the Subscribers by leaving all relevant documents or other items in a safe and appropriate place at the Property at which it is located on the Completion Date.
7.5	Board meetings
The Companies must procure that on or before Completion a meeting of the directors of each Company is convened and the directors resolve, subject to Completion occurring:
(a)	to approve the issue of the New Shares to the Subscribers;

(b)	to appoint as directors, secretaries and public officers of each Brand Company each person notified under clause 7.2(a)(ii);

(c)	accept the resignation of the Retiring Directors from the Board with effect from Completion but so as to ensure that a properly constituted board of directors exists at all times; and

(d)	to revoke each existing power of attorney or authority to operate any bank account of each Brand Company.
7.6	Constitution
CBI and the Subscribers must procure that on Completion the Companies adopt a new constitution or articles of association (as applicable) in a form to be agreed by CBI and the Subscribers that is consistent with the Investment Deeds.
7.7	Subscriber payment and delivery obligations
At Completion each Subscriber must pay to each Company its Respective Proportion of that Company's Respective Proportion of the Initial Subscription Price and must deliver to the Companies:
(a)	documentation evidencing to CBI's reasonable satisfaction the release of each Constellation Group Guarantee procured in accordance with clause 11.2; and

(b)	to the extent it is a party, an original counterpart of each other Transaction Document duly executed by the Subscribers.
7.8	Interdependence of obligations at Completion
The obligations of the parties under clauses 7.3, 7.5, and 7.7 are interdependent and must be performed, as nearly as possible, simultaneously. If any obligation specified in clauses 7.3, 7.5, or 7.7 is not performed on or before Completion then, without limiting any other rights of the parties, Completion is taken not to have occurred and any document delivered, or payment made, under clause 7.3 or clause 7.7 must be returned to the party that delivered it or paid it.
7.9	Notice to complete
If Completion does not occur in accordance with this clause 7 because of the failure of any party (the Defaulting Party) to satisfy any of its obligations under this clause 7 then:
(a)	the Subscribers (where the Defaulting Party is a Company); or

(b)	CBI (where the Defaulting Party is a Subscriber),
(in either case the Non-Defaulting Party) may give the Defaulting Party a notice requiring the Defaulting Party to satisfy those obligations within a period of [5] Business Days after the date of the notice and specifying that time is of the essence in relation to that notice.
7.10	Remedies for failure to comply with notice
If the Defaulting Party fails to comply with a notice given under clause 7.9, the Non-Defaulting Party may without limiting its other rights or remedies available under this agreement or at law:
(a)	immediately terminate this agreement, in which case the Non-Defaulting Party may seek damages for breach of this agreement; or

(b)	seek specific performance of this agreement, in which case:
(i)	if specific performance is obtained the Non-Defaulting Party may also seek damages for breach of this agreement; and

(ii)	if specific performance is not obtained the Non-Defaulting Party may then terminate this agreement in which case the Non-Defaulting Party may seek damages for breach of this agreement.
7.11	Measure of damages
(a)	If the Defaulting Party is any Subscriber and CBI terminates this agreement under clause 7.10, without limiting CBI's other rights or remedies available under this agreement or at law, the damages recoverable by CBI for breach of this agreement include:
(i)	all costs and expenses reasonably incurred by CBI and the Companies arising from that Subscriber's non compliance with its obligations under clause 7.9 and any steps taken by CBI or the Companies to enforce this agreement or sue for damages including CBI and the Companies' legal costs (on an indemnity basis);

(ii)	the difference between the Subscription Price which would have been payable had that Subscriber complied in full with its obligations under this agreement and the consideration received by the Constellation Group Companies or the Companies as a result of an alternative transaction;

(iii)	all costs and expenses reasonably incurred in any resale, attempted resale of the New Shares or alternative transaction, including CBI and the Companies' legal costs (on an indemnity basis) and other professional costs; and

(iv)	all costs and expenses reasonably incurred by any Constellation Group Company resulting from the Companies' not issuing the New Shares from the date on which Completion was due to occur under this clause 7 to the date on which the New Shares are issued or an alternative transaction pursued, including all financing costs.
(b)	If the Defaulting Party is CBI or a Brand Company and the Subscribers terminate this agreement under clause 7.10, without limiting the Subscribers' other rights or remedies available under this agreement or at law, the damages recoverable by the Subscribers for breach of this agreement include:
(i)	all costs and expenses reasonably incurred by the Subscribers arising from the Companies' non compliance with its obligations under clause 7.9 and any steps taken by the Subscribers to enforce this agreement or sue for damages including the Subscribers' legal costs (on an indemnity basis)
7.12	Title and risk
Beneficial ownership of and risk in the New Shares will pass to the relevant Subscriber on Completion.

8.	Adjustment to Subscription Price
8.1	Stocktake
For the purposes of preparing the Completion Balance Sheet, the parties will undertake that a stocktake of all Inventory of the Brand Companies is carried out on the Stocktake Dates by employees of the Brand Companies. The following provisions apply in relation to the stocktake:
(a)	the stocktake must be attended by a Representative of the Subscribers and a Representative of the Companies;

(b)	all Inventory on hand must be recorded in stock sheets which must be signed by the person carrying out the stocktake and must be verified by the Auditor; and

(c)	the Inventory recorded in the stock sheets verified by the Auditor must be valued in accordance with the policies, principles and practices referred to in clause 8.2 for the purposes of preparing the Completion Balance Sheet.
8.2	Preparation of Completion Balance Sheet
The Subscribers and the Companies will work together in good faith to prepare no later than 45 days after Completion a draft of a combined balance sheet of each of:
(a)	Constellation Europe and its material Subsidiaries; and

(b)	CBI Australia and its Subsidiaries,
as at Completion (the Draft Completion Balance Sheets) in each case in the form and including the items specified in part 1 of Schedule 10 and prepared in accordance with:
(c)	the specific principles and policies set out in part 2 of Schedule 10;

(d)	to the extent that the treatment of any item is not dealt with in the principles and policies referred to in clause 8.2(c), the accounting principles, policies and practices adopted by the Brand Companies in the preparation of the Last Accounts; and

(e)	to the extent that the treatment of any item is not dealt with in the principles and policies referred to in clauses 8.2(c) or 8.2(d), using the same principles, policies, practices and procedures as were applied in preparing the audited accounts of CBI Australia and its controlled entities or Constellation Europe and its controlled entities (as applicable) for the immediately preceding financial year.
The Draft Completion Balance Sheets must be prepared at the cost of the Companies without taking into account any event occurring after Completion.
8.3	Parties' response to Draft Completion Balance Sheets
The Subscribers and the Companies must within 20 days after the date on which they receive (or are taken to have received) the Draft Completion Balance Sheets give notice to the other in respect of each Draft Completion Balance Sheet either:
(a)	stating that the Subscribers or the Companies (as applicable) agree with the Draft Completion Balance Sheet; or

(b)	stating that the Subscribers or the Companies (as applicable) do not agree with the Draft Completion Balance Sheet and specifying:
(i)	each item in the Draft Completion Balance Sheet that is disputed;

(ii)	the grounds on which each such item is disputed; and

(iii)	the proposed adjustment to each item which is in dispute.
If either or both of the Subscribers and the Companies give notice under clause 8.3(a) that they agree with a Draft Completion Balance Sheet or if at the conclusion of the 20 day period referred to in this clause 8.3 neither the Subscribers or the Companies have provided a notice complying with either 8.3(a) or 8.3(b) then the relevant Draft Completion Balance Sheet will constitute:
(c)	the Australian Completion Balance Sheet, in the case of CBI Australia and its Subsidiaries; and

(d)	the European Completion Balance Sheet, in the case of Constellation Europe and its Subsidiaries.
(together the Completion Balance Sheets) for the purposes of this agreement.
8.4	Resolution of disputes and finalisation of Completion Balance Sheets
If within the 20 day period referred to in clause 8.3 either the Subscribers or the Companies give notice under clause 8.3(b) (a Dispute Notice) that they dispute any item in a Draft Completion Balance Sheet (each a Disputed Item) then:
(a)	the relevant Draft Completion Balance Sheet is final and conclusive of all matters specified in it which are not specified in the Dispute Notice;

(b)	the Subscribers and the Companies must confer and use all reasonable endeavours to resolve each Disputed Item within 20 days after the Dispute Notice is given;

(c)	if any Disputed Item is not resolved between the Subscribers and the Companies within the 20 day period referred to in clause 8.4(b) then the Disputed Items must be referred to a firm of accountants agreed by the Subscribers and the Companies in writing or, failing such agreement within 10 days, appointed by the Chief Executive Officer of the Australian International Disputes Centre (AIDC) (the Expert) for resolution in accordance with clause 8.5 (and the costs of the AIDC must be paid by the Companies);

(d)	the relevant Draft Completion Balance Sheet must be adjusted to reflect the resolution of all Disputed Items resolved in accordance with clause 8.4(b) and the determination of all Disputed Items determined in accordance with clause 8.4(c) and clause 8.5; and

(e)	the relevant Draft Completion Balance Sheet as adjusted under clause 8.4(d) will constitute the Completion Balance Sheet for the purposes of this agreement.

8.5	Determination by the Expert
The Subscribers and the Companies must procure that the Expert determines the Disputed Items referred to the Expert under clause 8.4(c) in accordance with the following provisions:
(a)	the Subscribers and the Companies must instruct the Expert to:
(i)	decide the Disputed Items in accordance with the terms of this agreement and within the shortest possible time but, in any event, within 20 days after the Disputed Items are referred to the Expert; and

(ii)	provide a report to the Subscribers and the Companies stating the determination of the Expert in relation to each Disputed Item referred to the Expert;
(b)	the Expert must decide the procedure to be followed to determine the Disputed Items referred to the Expert, subject to the following principles:
(i)	the Expert will make its determination solely on the presentations of the Subscribers, on the one hand, and the Companies, on the other hand, and not by independent review;

(ii)	the Expert will not attribute a value to an item that is:
A.	greater than the highest value attributed to that item; or

B.	less than the lowest value attributed to that item,
by the Subscribers or the Companies in their respective presentations.
(c)	the Subscribers and the Companies must provide the Expert with any information and assistance reasonably required by the Expert to determine the Disputed Items referred to the Expert;

(d)	all correspondence between a party and the Expert must be in writing and copied to the other parties;

(e)	the Expert acts as an independent expert and not as an arbitrator and the decision of the Expert is final and binding on the Subscribers and the Companies in the absence of manifest error; and

(f)	the costs of the Expert must be paid by the Companies.

9.	Repayment of indebtedness
9.1	Existing intra-group indebtedness
(a)	CBI must procure that on or before Completion all indebtedness owed from:
(i)	any Constellation Group Company to any Brand Company; and

(ii)	any Brand Company to any Constellation Group Company other than the Outstanding Intercompany Debt, other than amounts owing in the normal course of trading on arm's length terms, is repaid or forgiven in full together with all interest accrued up to Completion.

(b)	For the avoidance of doubt the Companies are under no obligation to eliminate any indebtedness owed from any Brand Company to another Brand Company.
9.2	Existing Third Party Indebtedness
CBI must, at its own cost, procure that on or before Completion all Third Party Indebtedness other than:
(a)	the MC Debt and the BVE Debt; or

(b)	any financing lease arrangements,
are repaid in full together with all interest accrued up to Completion and any prepayment penalties, break costs or other associated costs.

10.	Outstanding Intercompany Debt
10.1	Adjustment of Outstanding Intercompany Debt
(a)	The parties acknowledge that the CBI Shares are intended to be issued for a subscription price per share equal to the subscription price per share or subscription price per Equivalent Share (as applicable) issued to the Subscribers (including as adjusted pursuant to clause 5).

(b)	If the Initial Australian Subscription Price is adjusted in accordance with clause 5, the subscription price per CBI Share will also be subject to an equivalent adjustment on a per share basis on the Adjustment Payment Date (the Constellation Australian Subscription Price Adjustment).

(c)	If the Constellation Australian Subscription Price Adjustment is a positive amount, CBI will pay that additional subscription price, and the Outstanding Intercompany Debt will also be increased by the same amount.

(d)	If the Constellation Australian Subscription Price Adjustment is a negative amount, CBI will receive a refund of its subscription, and the Outstanding Intercompany Debt will also be decreased by the same amount.
10.2	Repayment of Outstanding Intercompany Debt
(a)	Immediately following Completion, the Subscribers and CBI must procure that the Brand Companies repay that part of the Outstanding Intercompany Debt which represents the Initial Australian Subscription Price.

(b)	If the Australian Subscription Price Adjustment is a positive amount, on the Adjustment Payment Date, the Subscribers and CBI must procure that the Brand Companies repay that part of the Outstanding Intercompany Debt which represents the Australian Subscription Price Adjustment plus the Constellation Australian Subscription Price Adjustment.

(c)	If the Australian Subscription Price Adjustment is a negative amount, the Outstanding Intercompany Debt will have been overpaid by an amount equal to the Australian Subscription Price Adjustment plus the Constellation Australian Subscription Price Adjustment. Accordingly, CBI must refund the overpayment of the Outstanding Intercompany Debt to the Brand Companies on the Adjustment Payment Date.

10.3	Vincor U.K. ordinary shares
(a)	Immediately following Completion, the Subscribers and CBI must procure that Vincor U.K. Limited implements the steps required for it to effect a buy-back, redemption, or capital reduction and cancellation, of all Vincor U.K. ordinary shares held by Constellation Europe (Holdings) Limited for consideration equal to an aggregate value of the Initial European Subscription Price. For the avoidance of doubt, it is not intended that Vincor U.K. will buyback, redeem, or cancel, the Constellation Vincor U.K. Shares.

(b)	Nothing in clause 10.3(a) above will impose any obligation on any director appointed to Vincor U.K. by the Subscribers to give any declarations concerning the solvency of any Brand Company.

11.	Release of Guarantees
11.1	Brand Company Guarantees
CBI must use all reasonable endeavours to procure the release with effect from Completion of each Brand Company from any actual, contingent or accrued liabilities under each Brand Company Guarantee, including by providing to the beneficiary under each Brand Company Guarantee an equivalent Guarantee and any information or document reasonably required by that beneficiary as a condition of releasing that Brand Company Guarantee. If any Brand Company Guarantee is not released by CBI:
(a)	must continue to use all such reasonable endeavours after Completion to procure the release of that Brand Company Guarantee; and

(b)	must pay to the Companies on demand the amount of any Indemnified Loss suffered or incurred after Completion by a Brand Company under or in connection with a Brand Company Guarantee.
11.2	Constellation Group Guarantees
The Subscribers must use all reasonable endeavours to procure the release with effect from Completion of each Constellation Group Company from any actual, contingent or accrued liabilities under each Constellation Group Guarantee, including by providing to the beneficiary under each Constellation Group Guarantee an equivalent Guarantee and any information or document reasonably required by that beneficiary as a condition of releasing that Constellation Group Guarantee. If any Constellation Group Guarantee is not released by Completion the Subscribers:
(a)	must after Completion continue to use all such reasonable endeavours to procure the release of such Constellation Group Guarantee; and

(b)	must pay to the Constellation Group Companies on demand the amount of any Indemnified Loss suffered or incurred after Completion by any Constellation Group Company under or in connection with a Constellation Group Guarantee.
The Companies agree to give the Subscribers all reasonable assistance to facilitate the replacement of the Constellation Group Guarantees, provided that the Companies are not required to incur any debt or other liability or procure any other financial accommodation in providing such assistance.

11.3	Deed of Cross Guarantee
Without limiting clause 11.1 or clause 11.2, the parties must take all steps necessary to ensure that the Deed of Cross Guarantee ceases to apply to each Brand Company as soon as practicable after Completion and in particular:
(a)	within 30 days of Completion the Companies must lodge with ASIC and give to the Subscribers a copy of a certificate executed by the directors of [CBI Australia] in the form prescribed by ASIC certifying that the sale of the Shares is a bona fide sale and that the consideration for the sale is fair and reasonable; and

(b)	the Subscribers must procure that within 30 days of the Completion Date the Company lodges with ASIC a notice of disposal in the form prescribed by ASIC and a copy of the certificate provided by the Companies under clause 11.3(a).

12.	Other obligations following Completion
12.1	Access to Records
(a)	In addition to any other rights of access under this agreement, for a period of 7 years after Completion (or for any longer period required by law) the Subscribers must procure that the Companies retain, and that the Companies procures that each Brand Company retains, all Records and makes available to any Company or any former director of a Brand Company on reasonable notice any Records which are reasonably required by any Company or any former director of a Brand Company:
(i)	to enable any Company or former director of a Brand Company to prepare accounts, tax returns and other statutory returns relating wholly or partly to any period before Completion and to comply with its obligations under clause 20; or

(ii)	in connection with the prosecution or defence of any claim by or against any Company or former director of a Brand Company (other than claims against any Subscriber Group Member), provided that the Subscribers and the Companies are not required to comply with any request under this clause 12.1 to the extent that doing so may in the reasonable opinion of the Subscribers or the Companies (as applicable) result in a waiver of privilege in relation to any document or breach any obligation of confidentiality owed by any Brand Company.

(b)	The relevant Company or former director of a Brand Company must reimburse the Subscribers for the direct costs incurred by a Subscriber Group Member of providing the access referred to in paragraph (a).
12.2	Access to records of the Companies
In addition to any other rights of access under this agreement, each Company must for a period of 7 years after Completion (or for any longer period required by law) retain all documents and records relating to any Brand Company remaining in its possession following Completion and make available to the Subscribers at the expense of the Subscribers any such documents or records which are reasonably required by the Subscribers or that Brand Company:
(a)	to enable any Subscriber Group Member to prepare accounts, tax returns and other statutory returns or fulfil any other obligation relating wholly or partly to any period before Completion; or

(b)	in connection with the prosecution or defence of any claim against any Subscriber Group Member.
provided that no Company is required to comply with any request under this clause 12.2 to the extent that doing so may in the reasonable opinion of the relevant Company result in a waiver of privilege in relation to any document or breach any obligation of confidentiality owed by that Company.
12.3	Constellation Names
The Subscribers acknowledge that the relevant Constellation Group Companies remain the owners of all trade marks, brand names and business names containing the name ''Constellation'' (Constellation Names) and the parties agree that:
(a)	the Subscribers must not and must procure that, following Completion, the Brand Companies do not use any trade mark, brand name, business name, domain name or corporate name that contains or includes a Constellation Name or that is deceptively similar to a Constellation Name, except as permitted under clause 12.3(b); and

(b)	the Subscribers and the Brand Companies may continue to use the Constellation Names:
(i)	in relation to corporate names and stationery, for a period of up to 6 months following Completion;

(ii)	in relation to signage, 3 years;

(iii)	in relation to the outward appearance of any Inventory existing at Completion for such period as required to sell all such Inventory; and

(iv)	in relation to existing safety equipment and work clothing for such period as necessary to allow such materials to be replaced in the ordinary course, provided that the Subscribers must not use and must procure that, following Completion, the Brand Companies do not use the Constellation Names in a manner which could reasonably be expected to cause damage to any Constellation Group Member.
12.4	Management of the Meritus Retained Assets
On and from the date of this agreement, CBI and the Subscribers will work together in good faith to agree the terms upon which the Meritus Retained Assets will be managed and operated including with respect to vineyard management, grape processing and shipment, production, sales, marketing and accounting for the Emu brand.
12.5	Assets Held for Sale
(a)	CBI and the Subscribers agree that the proceeds of the sale of any Asset Held for Sale after the date of this agreement and before the date that is 12 months from Completion, will be shared equally between CBI and the Subscribers. The Subscriber must procure that the relevant Brand Company pays any such proceeds to CBI and the Subscribers in the manner they respectively reasonably request.

(b)	In relation to two specific Assets Held for Sale, being the Leasingham Winery and the Stonehaven Winery, the Subscribers will pursue negotiations for the sale of those assets after Completion in a manner that is consistent with any negotiations being conducted by the Brand Companies prior to Completion in respect of the sale of those assets.

13.	Warranties
13.1	Warranties
CBI warrants to the Companies and the Subscribers that each Warranty:
(a)	is true and correct as at the date of execution of this agreement; and

(b)	will be true and correct as at the time immediately prior to Completion, unless the Warranty is expressed to be given only at a particular time in which case it is given as at that time.
13.2	Warranties separate
Each Warranty is to be treated as a separate warranty and is not limited by reference to any other warranty or any other provision of any Transaction Document.
13.3	Subscribers' acknowledgments
The Subscribers acknowledge and agree that:
(a)	the Subscribers have made and have relied on their searches, investigations and enquiries in respect of the Brand Companies, the Brand Business and the Assets and their own evaluation of any material provided by CBI or the Companies to the Subscribers or their respective Representatives before the date of this agreement including the Due Diligence Materials;
(b)	the Subscribers have had the benefit of independent legal, financial and technical advice relating to their proposed subscription for the New Shares and the terms of this agreement;
(c)	no Constellation Group Company has made, and no Representative of any Constellation Group Company has made, any warranty as to the accuracy of any forecast, budget, estimate, projection, statement of opinion or statement of intention provided to the Subscribers or their Representatives before the date of this agreement;
(d)	the Subscribers are not entering into this agreement in reliance on, and may not rely on, any forecast, budget, estimate, projection, statement of opinion, statement of intention or any other warranty, representation or other statement made or purporting to be made by or on behalf of any Constellation Group Company, or their Representatives, other than the Warranties;
(e)	the disclosure of any matter in or by virtue of the Disclosure Letter does not constitute or imply any warranty, representation, statement, covenant, agreement, indemnity or undertaking not expressly given by the Companies in this agreement and the contents of the Disclosure Letter do not have the effect of extending the scope of any of the Warranties or the other provisions of this agreement; and
(f)	any Claim by any Subscriber Group Member must be based solely on and limited to the express provisions of this agreement and that, to the maximum extent permitted by law, all terms and conditions that may be implied by law in any jurisdiction and which are not expressly set out in this agreement are excluded (and to the extent that any such terms and conditions cannot be excluded then the Subscribers irrevocably waive all rights and remedies they may have in relation to, and releases CBI and each Company and each of their Representatives from any liability in respect of, such terms and conditions).
13.4	Reliance
The parties acknowledge that the Subscribers have entered into this agreement in reliance on the Warranties.
13.5	Warranties by the Subscribers
Each Subscriber warrants to CBI:
(a)	that each Subscriber Warranty is true and correct as at the date of execution of this agreement and will be true and correct as at the time immediately prior to Completion; and
(b)	that as at the date of this agreement it has no actual knowledge of:
(i)	any breach of any Warranty; or
(ii)	any other fact, matter or circumstance,
that may reasonably be expected to give rise to a Warranty Claim against CBI.

14.	Pension Plans
The parties agree that the terms set out in Schedule 13 will apply for the purposes of this clause 14.

15.	Indemnity
The parties agree that the terms set out in Schedule 14 will apply for the purposes of this clause 15.

16.	Supply Agreement
The parties agree that the terms set out in Schedule 15 will apply for the purposes of this clause 16.

17.	Limitations of liability
17.1	Disclosure and knowledge
CBI is not liable in respect of a Warranty Claim if the fact, matter or circumstance giving rise to the Warranty Claim to the extent that it:
(a)	is disclosed or described in any Transaction Document;
(b)	is, fairly and accurately disclosed in the Due Diligence Materials or the Disclosure Letter;

(c)	would have been disclosed to the Subscribers had the Subscribers conducted searches within 7 days of the date of this agreement of:
(i)	Australia - the public records maintained by ASIC, the High Court and Federal Court of Australia and the Supreme Court of each Australian State and Territory, the public registers of the Land and Property Information or equivalent offices of each Australian State and Territory, the contaminated land register in NSW and WA, search of section 7 notices in SA and IP Australia; and
(ii)	United Kingdom - the public records available at Companies House, any files relating to patents and trademarks which are open to public inspection at the Patent Office and Trade Marks Registry, and any register which relates to properties open to public inspection at HM Land Registry; and
(d)	is provided for or otherwise taken into account in the Last Accounts either specifically or as part of a general provision or allowance for matters of that type or nature or is disclosed in the Last Accounts by way of note or in any report forming part of the Last Accounts; or
(e)	was known to the Subscribers or their Representatives actually involved in the transaction before the date of this agreement including as a result of their due diligence inquiries and would reasonably have been expected to give rise to a claim.
17.2	Notice and time limits for Claims
CBI is not liable in respect of a Claim unless:
(a)	the Claim Notice is received by CBI no later than:
(i)	in the case of a Brand Company which is resident for income tax purposes in Australia, 4 years after Completion in respect of a Tax Indemnity Claim or a Warranty Claim arising out of a breach of a Tax Warranty, except that if the Tax Indemnity Claim or Warranty Claim arising out of a breach of a Tax Warranty relates to an income tax return (a relevant return) of a Brand Company, that Claim Notice must be received by CBI no later than 4 years after the Completion Date (or 4 years after the date of lodgement of the relevant return, where the relevant return has not been lodged as of the Completion Date);
(ii)	in the case of a Brand Company which is not resident in Australia for income tax purposes, 6 years plus one month after the end of the accounting period in which Completion occurs in respect of a Tax Indemnity Claim or a Warranty Claim arising out of a breach of a Tax Warranty; and
(iii)	18 months after Completion in respect of any other Warranty Claim; and
(b)	within 6 months after the Claim Notice is received by CBI either the Claim has been satisfied or settled or the Subscribers have commenced legal proceedings against CBI in respect of the Claim.
17.3	Details of Claim
The Subscribers must give CBI notice describing in reasonable detail, to the extent available, each fact, matter or circumstance giving rise to the Claim and stating why such fact, matter or circumstance gives rise to a Claim and including an estimate of the amount of the Claim (Claim Notice) no later than 20 Business Days after the Subscribers first become aware of the Claim. CBI will not be liable to the extent of any loss arising from the Subscribers failure to give notice in accordance with this clause 17.3.
17.4	Access to information
Promptly after the Subscribers give a Claim Notice, the Subscribers must give CBI access to all Records relating to the Claim and which are necessary to assess the Claim the subject of that Claim Notice and allow CBI a period of 20 Business Days to investigate the facts, matters or circumstances that may give rise to the Claim.
17.5	Minimum amount for Warranty Claims
CBI is not liable in respect of a Warranty Claim unless the amount that the Subscribers would be entitled to recover in relation to that Warranty Claim and all other Warranty Claims arising from the same or similar facts when taken together is at least $250,000.
17.6	Threshold for Warranty Claims
CBI is not liable in respect of a Warranty Claim unless the aggregate amount that the Subscribers would be entitled to recover, but for this clause 17.6, in relation to all Warranty Claims is at least the Warranty Threshold Amount but once the amount of the Claim exceeds the Warranty Threshold Amount in aggregate then the Subscribers may claim for the whole of that amount and not merely the excess.
17.7	Insurance coverage
CBI is not liable in respect of a Warranty Claim to the extent that:
(a)	any Subscriber Group Member has a right to recover under any contract of insurance in respect of any fact, matter or circumstance giving rise to the Claim; or
(b)	the relevant Brand Company would have had a right to recover under a contract of insurance in respect of any fact, matter or circumstance giving rise to the Claim had the insurance cover maintained for the benefit of the Brand Companies immediately before Completion remained in force.
17.8	Other limitations
CBI is not liable in respect of any Claim to the extent that:
(a)	the fact, matter or circumstance giving rise to the Claim is provided for or otherwise taken into account in the Last Accounts other than in respect of a Tax Indemnity Claim;
(b)	the loss or damage giving rise to the Claim is recovered by any Subscriber Group Member under another Claim or is made good or otherwise compensated for without cost to any Subscriber Group Member;
(c)	the circumstances giving rise to the Claim are remedied by CBI to the reasonable satisfaction of the Subscribers within 30 Business Days after receiving notice of the Claim from the Subscribers;
(d)	the Claim arises out of anything done in accordance with the terms of any Transaction Document or with the prior written approval of the Subscribers, other than a Claim relating to or arising from the Pre-Completion Restructure Steps or otherwise arising under the terms of this agreement in relation to any indemnity pursuant to this agreement;
(e)	the Claim arises out of any voluntary act, omission or transaction carried out after Completion by or on behalf of the Subscribers (other than in conducting the business of any Brand Company in the ordinary course and in substantially the same manner as carried on before Completion or where the Claim arises from any act, transaction or event contemplated by clause 6.3 or clause 6.4);
(f)	the amount of the Claim is increased as a result of the failure of the Subscribers to comply with its obligations under clause 18 in respect of that Claim;
(g)	the Claim arises from a change in any legislation or regulation, any judicial or administrative interpretation of the law or any practice or policy of a Regulatory Authority after the date of this agreement (whether or not retrospective in effect);
(h)	without limiting clause 17.8(e), such Claim would not have arisen but for a change in the accounting bases, method, policy or practice applying to, or in any way affecting, any Brand Company, introduced or having effect after Completion;
(i)	such Claim is in respect of Tax that arises or is increased as a result of any change after Completion in rates of Tax;
(j)	such Claim is in respect of Tax that arises as a result of the amendment, disregard, withdrawal or disclaimer after Completion of any claim, election, surrender or disclaimer made on or before Completion, provided that this clause 17.8(j) shall not apply where the making of that amendment, disregard, withdrawal or disclaimer is or has been, or the making of that claim, election, surrender or disclaimer is not or has not been, assumed in computing the provision for Tax in the Last Accounts; or
(k)	such Claim is in respect of Tax that would not have arisen but for the failure or the omission, after Completion, to make any claim, election, surrender or disclaimer, or to give, after Completion, any notice or consent or to do any other thing, after Completion, in circumstances where the making, giving or doing of that thing is or has been assumed in computing the provision for Tax in the Last Accounts, provided that the need for the making, giving or doing of such thing has been communicated in writing (in sufficient detail) to the Subscribers during the course of CBI's review of the relevant accounting period (in accordance with clause 20.2).
17.9	Tax Adjustments
(a)	In calculating the liability of CBI in respect of a Claim under this agreement, account must be taken of the amount of any Tax Benefit which a Subscriber Group Member receives or is entitled to receive with respect to the fact, matter or circumstance which gives rise to the Claim, such that the liability of CBI must be reduced by the amount of that Tax Benefit.
(b)	Subject to clause 17.9(c), if CBI (payer) is liable to pay an amount to any Subscriber or any of the Companies (each of which is referred to in this clause as the recipient) in respect of a Claim (Claim Amount) and that payment is treated as (or gives rise to) income, a capital gain or chargeable gain under a Law relating to Tax such that the payment increases the Tax payable by the recipient, then the payment must be grossed up by such amount (additional amount) as is necessary to ensure that the net amount retained by the recipient after deduction of any Tax or payment of the increased Tax equals the amount the recipient would have retained had the Tax or increased Tax not been payable. CBI is liable to pay the additional amount under this clause 17.9(b) notwithstanding the Claim Amount (or any part thereof) is paid by another Constellation Group Company pursuant to clause 1.4. For the purposes of this clause, any Tax (or increased Tax) payable by, or in relation to, a direct or indirect investor in a Subscriber shall be deemed to be payable by the Subscriber itself but in no event shall the additional amount be calculated by reference to a tax rate in excess of the statutory corporate income tax rate of the relevant Brand Company.
(c)	In applying clause 17.9(b), the parties agree that:
(i)	the liability of payer to pay an additional amount under Clause 17.9(b) shall take into account any saving of Tax by a Brand Company in consequence of the deduction (under Subdivision 36-A of the Tax Act or any other equivalent provision elsewhere) of any Relief available to a Brand Company, available at Completion (and which arose prior to Completion) and which are validly claimed as Tax deductible (under Subdivision 36-A of the Tax Act or any other equivalent provision elsewhere) against the income, profits or gains (which arise for Tax purposes in a period or part period commencing after Completion) of a Brand Company (a Relevant Tax Saving), such that the additional amount payable (in excess of the Claim Amount) under clause 17.9(b) shall be reduced by the amount of a Relevant Tax Saving (or, to the extent that the Claim Amount is payable to a Subscriber, 80.1% of the amount of a Relevant Tax Saving) as a result of such Relief being available and being validly claimed as Tax deductible (under Subdivision 36-A of the Tax Act or any other equivalent provision elsewhere). For the purposes of this clause 17.9(c)(i), disregard the amount of a Relevant Tax Saving to the extent it has already been taken into account in a previous application of clause 17.9(c)(i).
(ii)	a Relevant Tax Saving shall also include any refund of Tax which was not treated as an asset in the Last Accounts received as a result of the Relief referred to in clause 17.9(c)(i);
(iii)	the parties will use their reasonable endeavours to mitigate, subject to applicable Law, the risk of Tax arising in the circumstances contemplated by clause 17.9(b); and
(iv)	for the avoidance of doubt, none of the Subscribers or the Brand Companies are required to:
A.	take steps;
B.	derive or incur amounts;
C.	not derive or not incur amounts;
D.	do anything; or
E.	refrain from doing anything,
so as to satisfy the conditions necessary for the tax losses to be claimed as a Tax deduction, other than make, to the extent permitted by Law, any routine claims or elections.
(d)	Notwithstanding anything to the contrary in this agreement, CBI's liability under clause 17.9(b), clause 19 or any other provision of this agreement shall not be reduced if, for whatever reason, a Brand Company is unable to claim a Tax deduction (under Subdivision 36-A of the Tax Act or any other equivalent provision elsewhere) in relation to any Relief (including in relation to any tax losses). CBI makes no representation or warranty as to the availability of any tax losses within the Brand Group.
17.10	Maximum recovery
The maximum aggregate amount recoverable by the Subscribers from CBI in relation to:
(a)	Claims arising from a breach of a:
(i)	Title and Capacity Warranty;
(ii)	Tax Indemnity; or
(iii)	Tax Warranty;
in aggregate, is an amount equal to 100% of the Subscription Price;
(b)	Claims arising from a breach of any other Warranties, in aggregate, is an amount equal to 50% of the Subscription Price, provided that the maximum amount recovered by the Subscribers for all Claims in respect of Warranties must never exceed the Subscription Price.
17.11	Rights against third parties
If CBI has made a payment to the Subscribers in relation to any Claim and any Subscriber Group Member has or subsequently obtains a right to recover an amount from any person other than CBI in connection with the fact, matter or circumstance that gave rise to the Claim, the Subscribers must:
(a)	promptly notify CBI of that right of recovery and provide such information in relation to the circumstances giving rise to that right as CBI may reasonably require; and
(b)	at the expense and direction of CBI take or procure that the relevant Subscriber Group Member takes all reasonable steps to enforce that right of recovery.
17.12	Reimbursement of benefits subsequently received
If CBI has made a payment to the Subscribers in respect of a Claim (Claim Amount) and after such payment is made any Subscriber Group Member receives any payment, benefit or credit (including any Tax Benefit)) by reason of the fact, matter or circumstance to which the Claim relates (Recovery Amount), then the Subscribers must as soon as reasonably practicable repay to CBI in their Respective Proportions an amount equal to the lesser of the Claim Amount and the Recovery Amount less:
(a)	all reasonable costs incurred by any Subscriber Group Member in recovering the Recovery Amount (including any increase in insurance premiums in respect of future periods); and
(b)	any Tax payable by any Subscriber Group Member as a result of receiving the Recovery Amount.

17.13	Mitigation
Nothing in this agreement relieves any person from any duty at law to mitigate any loss or damage that it may suffer or incur as a result of any breach of this agreement (including a breach of any Warranty).
17.14	Exclusion of certain losses
No party is liable to any other party for any loss or damage resulting from a breach of a Warranty:
(a)	which does not arise naturally or in the usual course of things from that breach; or
(b)	which constitutes, or arises from or in connection with, a loss of revenue, profit or opportunity, loss of goodwill or loss of business reputation, even if such loss arises naturally or in the usual course of things from that breach, except where this agreement specifically provides that that type of loss or damage is recoverable.
17.15	No action against officers and employees
The Subscribers waive and must procure that each other Subscriber Group Member waives all rights and claims that it may have personally against the officers and employees of any Constellation Group Company or any Brand Company in relation to any matter arising directly or indirectly in connection with the Transaction Documents or its subscription for the New Shares. The parties acknowledge and agree that:
(a)	CBI has sought and obtained this waiver as agent for and on behalf of each Constellation Group Companies' and Brand Companies' respective officers and employees and holds the benefit of this clause 17.15 as trustee for them; and
(b)	the provisions of this clause 17.15 may be enforced by CBI on behalf of and for the benefit of each Constellation Group Companies' and Brand Companies' respective officers and employees and those persons may plead this clause 17.15 in answer to any claim made by a Subscriber Group Member against them.
17.16	Circumstances where limitations not to apply
None of the limitations in this clause 17 apply to any Claim to the extent that it arises out of, or is increased as a result of, a breach of a Title and Capacity Warranty.

18.	Third Party Claims
18.1	Notice
Without limiting any other rights of CBI under this agreement, if after Completion the Subscribers become aware of any Third Party Claim which may give rise to a Warranty Claim (other than a claim under the Tax Warranties or a Tax Indemnity Claim in respect of which clauses 19.4 to 19.9 (inclusive) will apply) the Subscribers must within 20 Business Days after becoming aware of the Third Party Claim give CBI notice of the Third Party Claim (including reasonable details of the facts, matters or circumstances giving rise to the Third Party Claim, the basis of the Third Party Claim and an estimate of the amount of the Third Party Claim).

18.2	Obligations after notice given
If the Subscribers gives notice under clause 18.1 then until the Third Party Claim has been finally resolved or CBI gives notice under clause 18.3:
(a)	each Subscriber must act and must procure that each relevant Brand Company acts in good faith and with due diligence in relation to the Third Party Claim;
(b)	each Subscriber must give to CBI such information and assistance as CBI may reasonably require in relation to the Third Party Claim and must regularly consult with CBI in relation to the conduct of any proceedings or negotiations in relation to the Third Party Claim; and
(c)	CBI must not make and must procure that no Brand Company makes any admission of liability, agreement, compromise or settlement in relation to the Third Party Claim without the prior written consent of CBI.
18.3	Assumption of conduct by CBI
CBI may at any time before a Third Party Claim notified under clause 18.1 is finally resolved give notice to the Subscribers:
(a)	acknowledging to the Subscribers in a form reasonably satisfactory to the Subscribers that the Subscribers are entitled to bring a Warranty Claim in relation to the Third Party Claim; and
(b)	assuming (or notifying the Subscribers that another Constellation Group Company will assume) the conduct of the defence of the Third Party Claim.
18.4	Effect of assumption of conduct by CBI
If CBI gives notice under clause 18.3 assuming the conduct of a Third Party Claim then:
(a)	the Subscribers must allow and must procure that each Brand Company allows CBI to take over the conduct of all proceedings and negotiations in relation to the Third Party Claim and to settle or compromise the Third Party Claim;
(b)	the Subscribers must procure that each Brand Company:
(i)	provides CBI and its respective professional advisers with such access to the employees and records of each relevant Brand Company as CBI may reasonably require in connection with the Third Party Claim and permits CBI to take copies of such records;
(ii)	uses all reasonable endeavours (including the reimbursement of all out of pocket expenses) to procure that employees and officers of each Brand Company provide such witness statements and other evidence as CBI may reasonably require to avoid, dispute, resist, defend, appeal, compromise or mitigate the Third Party Claim;
(iii)	takes all other action that CBI may request to avoid, dispute, resist, defend, appeal, compromise or mitigate the Third Party Claim; and
(iv)	does not make any admission of liability, agreement, compromise or settlement in relation to the Third Party Claim without the prior written consent of CBI;

(c)	CBI must give to the Subscribers such information as the Subscribers may reasonably require in relation to the Third Party Claim and must keep the Subscribers informed in relation to the conduct of any proceedings or negotiations in relation to the Third Party Claim; and
(d)	CBI must pay to the Subscribers in their Respective Proportions on demand the amount of any reasonable cost or expense incurred by the Subscribers or any Brand Company arising out of or in connection with any action taken by, or omitted to be taken by, the Subscribers or any Brand Company under this clause 18.4.

19.	Tax Indemnity and Tax Assessments
19.1	Tax Indemnity
CBI indemnifies the Subscribers and the Companies against, and must pay on demand in the manner and to the persons set out in clause 19.3, the amount of, any:
(a)	Tax payable (to the extent the Tax is assessed by a Tax Authority) by the Subscribers or any Brand Company (whether that Tax is payable on, before or after Completion) to the extent that the Tax relates to any period or part period ending on or before Completion;
(b)	Tax payable by the Subscribers or any Brand Company in respect of any act, transaction, event or omission occurring, or deemed to occur for any purpose, or an instrument executed or performed, on or before Completion;
(c)	Tax in respect of which the Subscribers would have been able to make a claim under this clause 19 but which is not payable in consequence of the utilisation or set-off of a Subscribers' Relief;
(d)	liability of a Brand Company which is resident for tax purposes in the United Kingdom to pay for, or repay any amount paid to the Brand Company for, any Surrender of Group Relief or Surrender of Tax Refund (other than any payment or repayment to another Brand Company) made pursuant to an arrangement entered into on or before Completion;
(e)	Tax payable by any Brand Company arising out of any of act, transaction or event contemplated by clause 6.2(n);
(f)	Tax payable by any Brand Company arising out of any of act, transactions or event contemplated by clause 6.4;
(g)	Tax payable by any Brand Company arising out of any of the Pre-Completion Restructure Steps (including, for the avoidance of doubt, any Tax arising in consequence of a combination of the Pre-Completion Restructure Steps and the Brand Companies ceasing to be a member of a group or associated with another company for any Tax purposes as a result of the transactions contemplated by this agreement); and
(h)	Tax payable by any of the Brand Companies at any time to any revenue authority in connection with any options or other rights to acquire shares awarded by CBI to any of the Employees or former employees of the Brand Companies at any time prior to Completion and CBI undertakes to provide to the relevant Brand Company within 7 days of the relevant event details of the exercise of an option or the acquisition of shares by any Employee or former employee of that Brand Company or any cash payment made to such persons in lieu of such exercise or acquisition;

(i)	Tax Costs incurred by or on behalf of the Subscribers or any Brand Company, to the extent that those Tax Costs arise from or relate to any of the matters for which CBI may be liable under clauses 19.1(a), 19.1(b), 19.1(c), 19.1(d), 19.1(e), 19.1(f), 19.1(g) or 19.1(h),
except to the extent that CBI's liability is limited or qualified under clause 17.
19.2	Treatment of Brand Company
For the purposes of clause 19.1, a Brand Company shall only be treated as having a Tax payable if and to the extent that it has:
(a)	a liability to make an actual payment of cash to a Tax Authority; or

(b)	its entitlement to a refund of Tax (or in respect of Tax) or a right to repayment of Tax (or in respect of Tax) is reduced.
19.3	Allocation of Amounts Under Clause 19.1
CBI shall pay all amounts arising under clause 19.1, in the manner described in this clause. To the extent that the fact, matter or circumstance giving rise to an amount payable by CBI under clause 19.1 is referable to:
(a)	Vincor U.K. or a Subsidiary, shares in which are owned directly or indirectly by Vincor U.K., then the amount must be paid to Vincor U.K.;

(b)	CBI Australia or a Subsidiary, shares in which are owned directly or indirectly by CBI Australia, then the amount must be paid to CBI Australia; and

(c)	a particular Subscriber, then the amount must be paid to that Subscriber.
19.4	Notice
If after Completion the Subscribers or any Brand Company receives or proposes to lodge any Tax Assessment which is reasonably likely to give rise to a Tax Indemnity Claim or a Claim for a breach of a Tax Warranty the Subscribers must as soon as reasonably practicable give CBI notice of the Tax Assessment (including a copy of each document received or proposed to be lodged in connection with the Tax Assessment):
(a)	in the case of a Tax Assessment received from a Tax Authority, within 20 Business Days (or, in the case of a Tax Assessment in relation to which an appeal may be made or other action taken within a specified period of time, within 10 Business Days) after the Tax Assessment is received; and

(b)	in the case of a Tax Assessment proposed to be lodged with any Tax Authority, no later than 20 Business Days before the Tax Assessment is proposed to be lodged.
19.5	Obligations after notice given
If the Subscribers give notice under clause 19.4:
(a)	the Subscribers must give and must procure that each relevant Brand Company gives to CBI all information and assistance that CBI may reasonably require in relation to the Tax Assessment; and

(b)	the Subscribers must not and must procure that each relevant Brand Company does not:
(i)	in the case of a Tax Assessment received from a Tax Authority, engage in any written correspondence with or negotiation with any Tax Authority concerning the Tax Assessment or make any admission of liability, agreement, settlement or compromise with any Tax Authority in respect of the Tax Assessment; or
(ii)	in the case of a Tax Assessment proposed to be lodged with any Tax Authority, lodge that Tax Assessment, without the prior written consent of CBI, which consent must not be unreasonably withheld or delayed.
19.6	CBI's response to notice
CBI may within 20 Business Days after notice is given under clause 19.4 in relation to a Tax Assessment give notice to the Subscribers requiring the Subscribers to comply with the terms of clause 19.7 in relation to the Tax Assessment.
19.7	Effect of CBI's notice
If CBI gives notice under clause 19.6 in relation to a Tax Assessment then:
(a)	the Subscribers must allow and must procure that each Brand Company allows CBI to take over the conduct of all proceedings and negotiations in relation to the Tax Assessment and to settle or compromise the Tax Assessment and the Subscribers must procure that each Brand Company appoints CBI as its representative for this purpose;
(b)	the Subscribers must procure that each relevant Brand Company:
(i)	responds to the Tax Assessment in such manner as CBI may reasonably request including by giving notice of objection to the Tax Assessment;
(ii)	provides CBI and its professional advisers with such access to the employees and records of each relevant Brand Company as CBI may reasonably require in connection with the Tax Assessment and permits CBI to take copies of such records;
(iii)	uses all reasonable endeavours (including the reimbursement of all out of pocket expenses) to procure that employees of each Brand Company provide such witness statements and other evidence as CBI may reasonably require to avoid, dispute, settle or compromise the Tax Assessment; and
(iv)	takes all other action that CBI may reasonably request to avoid, dispute, settle or compromise the Tax Assessment including instituting legal proceedings or seeking any administrative law remedy or to apply to postpone (so far as possible) the payment of any Tax pending the determination of any appeal;
(c)	CBI must keep the Subscribers properly informed of all matters relating to the Tax Assessment, provide to the Subscribers copies of all correspondence and other documents relating to the Tax Assessment in a timely manner (and, where practicable, incorporate any reasonable comments that the Subscribers may have in relation to such correspondence or documents) and must permit the Subscribers or its Representatives to attend all meetings with any Tax Authority relating to the Tax Assessment (in a non-participatory capacity only); and
(d)	CBI must pay to the Subscribers in their Respective Proportions on demand the amount of all costs or expenses incurred by the Subscribers or any Brand Company arising out of or in connection with any action taken by the Subscribers or any Brand Company under this clause 19.7.
Notwithstanding anything else contained in this agreement CBI cannot compel the Subscribers or any Brand Company to take any action which is unlawful or would prejudice the Tax affairs, reputation, commercial interests or goodwill of any Subscriber or Brand Company.
19.8	Subscribers' Right to require payment of Tax
Notwithstanding anything else contained in this agreement including the fact that the Disputing Action relating to the Tax Assessment has not reached its conclusion, CBI must pay to each Subscriber (to the extent that the Tax Assessment relates to that Subscriber) and each Company (to the extent that the Tax Assessment relates to that Company or a Subsidiary which is owned directly or indirectly by that Company) in Immediately Available Funds the amount of the Tax shown on the Tax Assessment which relates to the Tax Indemnity Claim or the breach of Tax Warranty by the later of 2 Business Days before the due date for payment of the Tax to the Tax Authority or 10 Business Days after receipt of the Tax Assessment by CBI from the Subscribers.
19.9	Subscribers' rights to settle
If CBI does not give notice under clause 19.6 then without limiting the Subscribers' other rights under this agreement, the Subscribers and each relevant Brand Company are entitled to settle, compromise or pay the Tax Assessment on any reasonable terms.
19.10	Mitigation
Subject to clauses 17.8(k) and 17.9(d), , at the direction in writing of CBI, the Subscribers must procure that Vincor U.K. take, and Vincor U.K. must procure that the Brand Companies take all such reasonable steps as CBI may require to:
(a)	use any Relief arising as a consequence of or in respect of:
(i)	any event occurring (or deemed to occur); or
(ii)	a period ending,
on or before Completion which is available to a Brand Company to reduce or eliminate any liability for Tax in respect of which the Subscribers would have been able to make a claim against CBI under this clause 19 or for breach of any Tax Warranty, for the purpose of reducing or eliminating any such liability for Tax to the extent specified by CBI and permitted by Law; or
(b)	make any claims or election for the purpose of reducing or eliminating any liability for Tax as referred to clause 19.11(a), provided that no such claim or election requires any Brand Company to use any Relief which arises solely as a consequence of or by reference to an event occurring after the Completion Date.

19.11	CBI Tax Indemnity
Without limiting clause 19.1, CBI covenants to pay to the Subscribers (as trustee for the Indemnified Persons) an amount or amounts equal to any Tax for which:
(a)	the Subscribers; or
(b)	any other person (Indemnified Persons) by virtue of that person being:
(i)	related to any of the Subscribers;
(ii)	a director (or former director) of any Subscriber Group Member; or
(iii)	a Subscriber Group Member,
becomes liable, as a result of CBI, any Brand Company (but only on or prior to Completion), or any Constellation Group Company failing to discharge any liability to Tax when payable.
19.12	Subscriber Tax Indemnity
The Subscribers covenant on a several basis to pay to CBI (as trustee for the Indemnified Persons) an amount or amounts equal to any Tax for which:
(a)	CBI; or
(b)	any other person (Indemnified Persons) by virtue of that person being:
(i)	related to CBI;
(ii)	a director (or former director) of any Brand Company; or
(iii)	a Constellation Group Company,
becomes liable, as a result of Vincor U.K. or a Subsidiary of Vincor U.K. failing to discharge any liability to Tax when payable, but excluding a liability to Tax which is outstanding and for which the Subscribers have a claim under clause 19.1. CBI will provide the Subscribers with evidence, reasonably satisfactory to the Subscribers, of the amounts payable under this clause 19.12.

20.	Tax Returns and tax audits
20.1	Tax Returns relating to periods ending on or before Completion
CBI must procure that the Brand Companies prepare and lodge with the appropriate Tax Authority all Tax Returns required to be lodged on or before Completion in relation to the Tax affairs of any Brand Company in relation to any period ending on or before Completion (Pre-completion Return), and shall deal with all other matters (including correspondence) relating to the Tax affairs of any Brand Company in respect of such periods. Without limiting the provisions of this clause, CBI must use its best endeavours to procure that in respect of all Pre-completion Returns the Brand Companies:
(a)	prepare all such Tax Returns with due care, skill and diligence and in a manner consistent with the requirements of any Tax Law as soon as reasonably practicable but before the due date for lodgement of the Tax Returns; and
(b)	lodge all such Tax Returns and other documents with the relevant Tax Authority within any time period required by Law,

provided in each case that date for lodgement in respect of the Pre-completion Return is on or prior to the Completion Date.
20.2	Tax returns relating to periods ending after Completion
The Subscribers are responsible for preparing and lodging with the appropriate Tax Authority all returns required to be lodged in relation to the Tax affairs of any Brand Company in relation to any period beginning before and ending after Completion (Straddle Returns). Without limiting the provisions of clause 19, the Subscribers must, in respect of all Straddle Returns:
(a)	prepare all such Tax Returns with due care, skill and diligence and as soon as reasonably practicable after the end of the relevant period;

(b)	give to CBI drafts of all such Tax Returns and any other documents to be provided to any Tax Authority in relation to such Tax Returns and, where practicable, incorporate any reasonable comments that CBI may have in relation to such correspondence or documents before submission to the relevant Tax Authority and permit CBI a reasonable opportunity to comment on those documents;

(c)	lodge all such Tax Returns and other documents with the relevant Tax Authority as soon as practicable after receipt of CBI's comments (and in any event within any time period required by Law) and provide a copy of the lodged documents to CBI; and

(d)	provide CBI with copies of all correspondence with any Tax Authority in relation to such Tax Returns after lodgement.
20.3	Assistance from CBI
CBI must provide to the Subscribers at the Company's cost all information and assistance reasonably required by the Subscribers (including reasonable access to employees and records of any Constellation Group Company) in connection with the preparation of any returns referred to in clause 20.2 where any part of the period in relation to which the return is required is before Completion.
20.4	Disputes
(a)	If CBI notifies the Subscribers of an objection in relation to a Straddle Return, the parties must attempt in good faith to resolve the dispute. If the parties cannot resolve any such dispute within 10 Business Days of the objection being notified, then:
(i)	the parties must appoint an expert agreed to by the parties, or, if they cannot agree on an expert within a further 5 Business Days, the parties must request the Chief Executive Officer of the Australian International Disputes Centre (AIDC), or a similar overseas body in relation to disputes involving Tax Returns for the companies incorporated outside of Australia, to appoint an expert, to determine the proper amounts for the items remaining in dispute;
(ii)	the expert's determination is, in the absence of manifest error, final and binding on the parties and a party must not commence court proceedings or arbitration in relation to the dispute; and
(iii)	the AIDC's and the expert's costs and expenses in connection with the dispute resolution proceedings will be borne by the parties in a manner determined by the expert (and either party may request that determination) and, in the absence of such a determination, will be borne by each of CBI and the Subscribers equally.
(b)	The expert appointed under this clause 20.4 acts as an expert and not as an arbitrator. The dispute resolution proceedings under this clause 20.4 are not arbitration proceedings under the Commercial Arbitration Act 1984 (NSW) or other similar legislation.
(c)	The Subscribers and CBI must procure that each Straddle Return is filed by the due date for filing. If a Straddle Return is due to be filed before the date a disputed item is resolved under this clause, the Subscribers and CBI must procure that the return is filed as prepared and must procure that an amended return, which reflects the resolution of the disputed items (either as resolved by agreement or by the expert), is filed immediately after the disputed items are resolved.
20.5	Tax audits and investigations
If after Completion any audit or investigation in relation to the Tax affairs of any Brand Company is commenced that relates in whole or in part to the period before Completion then the Subscribers and CBI must give each other all reasonable assistance in relation to that audit with CBI to meet the reasonable costs or expenses related to such audit or investigation.

21.	VAT Group
21.1	Removal from VAT Group
CBI agrees to procure that the Representative Member applies to HMRC before Completion to request that the relevant Constellation Group Companies are removed from the VAT Group with effect from Completion and CBI and the Subscribers agree to procure that the Representative Member takes all reasonable steps after Completion to achieve such removal.
21.2	Payment of VAT
(a)	CBI shall or shall procure that each relevant Constellation Group Company contributes to the Representative Member such proportion of any VAT for which the Representative Member is accountable as is properly attributable to supplies, acquisitions and importations (supplies) made by each relevant Constellation Group Company whilst a member of the VAT Group (less such amount of deductible input tax as is properly attributable to such supplies).

(b)	Any contribution required to be made under clause 21.2(a) must be made in cleared funds on the day which is the later of five Business Days after demand is made therefore, and two Business Days before the day on which the Representative Member is required to account for such VAT to HMRC.

(c)	The Subscribers shall pay, or shall procure that there is paid, to CBI (on behalf of each Relevant Constellation Group Company) an amount equivalent to such proportion of any repayment of VAT received by the Representative Member from HMRC or of any credit obtained by reference to an excess of deductible input tax over output tax that is properly attributable to supplies made to and by each relevant Constellation Group Company whilst a member of the VAT Group, before the date that is five Business Days after its receipt by, or offset against a liability of, the Representative Member.

22.	Guarantee and indemnity
22.1	Guarantee
In consideration of the Subscribers entering into this Agreement, CBI guarantees to the Subscribers the due and punctual performance of the obligations of the Companies under this Agreement.
22.2	Separate and principal obligations
The obligations of CBI under this clause 22 are direct, primary and unconditional liabilities to pay on demand to the Subscribers in their Respective Proportions any sum or sums which the Companies may be or become liable to pay under this agreement without the need for any claim or recourse on the part of the Subscribers against the Companies.
22.3	Obligations of CBI unaffected
The obligations of CBI under this guarantee and indemnity will not be affected in any way by any act, omission, matter or thing which except for this clause 22 might operate to release it from its obligations under this clause.
22.4	Indemnity
As a separate and alternative obligation, CBI indemnifies the Subscribers on demand against any liability or loss arising from CBI's failure to comply with its obligations under this clause.

23.	Confidentiality
23.1	No announcement or other disclosure of transaction
Except as permitted by clause 23.2:
(a)	CBI must keep confidential, and must:
(i)	procure that each Constellation Group Company and each of their respective Representatives, keeps confidential; and
(ii)	until Completion procure that each Brand Company and each of their respective Representatives, keeps confidential, the existence of and the terms of this agreement and all negotiations between the parties in relation to the subject matter of this agreement; and
(b)	the Subscribers must keep confidential, and must procure that each Subscriber Group Member and each of their respective Representatives keeps confidential, the existence of and the terms of this agreement, all negotiations between the parties in relation to the subject matter of this agreement and all other information given to it under this agreement.
23.2	Permitted disclosure
Nothing in this agreement prevents a person from disclosing matters referred to in clause 23.1:
(a)	if disclosure is required to be made by law or the rules of a recognised stock or securities exchange or other regulatory body (including, but not limited to, ASIC. the United Kingdom Financial Services Authority and the United Kingdom

Takeovers Panel) and the party whose obligation it is to keep matters confidential or procure that those matters are kept confidential:
(i)	has not through any voluntary act or omission (other than the execution of this agreement) caused the disclosure obligation to arise; and
(ii)	has before disclosure is made notified each other party of the requirement to disclose and, where the relevant law or rules permit and where practicable to do so, given each other party a reasonable opportunity to comment on the requirement for and proposed contents of the proposed disclosure;
(b)	if disclosure is made by way of a written announcement the terms of which have been agreed in writing by the parties prior to the making of the announcement;

(c)	if disclosure is reasonably required to enable a party to perform its obligations under this agreement;

(d)	to any professional adviser of a party who has been retained to advise in relation to the transactions contemplated by the Transaction Documents or to the auditor of a party;

(e)	to any financier who has made a bona fide proposal to provide finance to a party in relation to the transactions contemplated by any Transaction Document;

(f)	with the prior written approval of each party other than the party whose obligation it is to keep those matters confidential or procure that those matters are kept confidential; or

(g)	where the matter has come into the public domain otherwise than as a result of a breach by any party of this agreement.
23.3	No use or disclosure of Confidential Information
CBI must not at any time whether before or after Completion use or disclose to any person other than the Subscribers and their Representatives any Confidential Information except if disclosure is required to be made by law for the purposes of enforcing its rights under this agreement or with the prior written approval of the Subscribers.

24.	Termination
24.1	Termination by either party
Either party may terminate this agreement at any time before Completion:
(a)	in accordance with clauses 2.6 or 7.10 (as applicable);
(b)	by written agreement of each other party to this Agreement;
(c)	in the case of the Subscribers, by notice to CBI if there is a breach of a Title and Capacity Warranties and CBI has not taken all steps necessary to rectify the breach within 10 Business Days of being notified or becoming aware of the breach;
(d)	in the case of CBI, by notice to the Subscribers if there is a breach by any Subscriber of the Subscriber Warranty set out in paragraph 1.4 of Schedule 8,

but is not entitled to terminate or rescind this agreement for any other reason (including if there is a breach of any other Warranty before Completion).
24.2	Effect of termination
If this agreement is terminated then:
(a)	the provisions of this agreement shall cease to have effect except for the provisions of clauses 1, 7.11, 16, this clause 24 and clauses 26 to 31 which will survive termination;
(b)	each party retains the rights it has against the others in respect of any breach of this agreement occurring before termination;
(c)	the Subscribers must return to CBI all Confidential Information in relation to the Brand Companies in its possession; and
(d)	if CBI terminate this agreement other than under clause 24.1(b) the Subscribers must pay to CBI on demand the amount of any reasonable cost incurred by CBI arising out of or in connection with the negotiation, preparation and entry into, and the performance by CBI of its and the Brand Companies obligations under, each Transaction Document.

25.	Payments
25.1	Direction
Any reference in this agreement to a payment to any party includes payment to another person at the direction of that party.
25.2	Method of payment
Payment of any amount due under this agreement by any party must be made by the paying party to the recipient party by:
(a)	electronic funds transfer to an account with an Australian or English bank specified by the recipient party to the paying party at least 3 Business Days before the due date for payment and confirmed by the paying party to the recipient party by notice; or
(b)	otherwise, unendorsed bank cheque drawn on an Australian or English bank or other immediately available funds.
25.3	No deduction
Any payment to be made under this agreement must be made free and clear of any deduction or withholding, except where that deduction or withholding is required or compelled by law.
25.4	Gross-up for withholdings
Any person who is required or compelled by law to make any deduction or withholding from any amount payable under this agreement must, to the extent permitted by law, pay to the payee an additional amount sufficient to ensure that the amount received by the payee equals the full amount that would have been received by the payee, if that deduction or withholding had not been required or compelled. The person who is required to make such a payment must pay to the relevant taxing or other authority the full amount of the deduction or withholding made by it and promptly forward to the payee copies of official receipts or other evidence showing that the full amount of any such deduction or withholding has been paid over to the relevant taxation or other authority before the date on which penalties attach thereto.
25.5	Default interest
If any party (the Payor) fails to make a payment to any other party (the Payee) under this agreement on or before the due date for payment, then, without limiting any other remedy of the Payee, the Payor must pay to the Payee upon demand interest on the due amount calculated at the rate which is 2% above the Standard Rate, with interest to accrue from the due date to the day immediately before the actual date of payment, calculated daily on the basis of a 365 day year and capitalised monthly.

26.	GST
26.1	Interpretation
The parties agree that:
(a)	except where the context suggests otherwise, terms used in this clause 26 have the meanings given to those terms by the GST Act (as amended from time to time);

(b)	any part of a supply that is treated as a separate supply for GST purposes (including attributing GST payable to tax periods) will be treated as a separate supply for the purposes of this clause 26;

(c)	all consideration to be provided under or in connection with this agreement (other than under this clause 26) does not include GST unless specifically stated to include GST. Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable under clause 26.3 ; and

(d)	for the purposes of this clause 26, all references to GST shall be construed as including (where applicable and to the extent possible) value added tax or any other equivalent sales tax.
26.2	Reimbursements and similar payments
Any payment or reimbursement required to be made under this agreement or any other Transaction Document that is calculated by reference to a cost, expense, or other amount paid or incurred will be limited to the total cost, expense or amount less the amount of any input tax credit to which an entity or the representative member of the GST group of which that entity is a member, is entitled for the acquisition to which the cost, expense or amount relates.
26.3	GST payable
To the extent that any supply made by an entity (Supplier) under or in connection with this agreement or any other Transaction Document is a taxable supply then any party (Recipient) that is required to provide consideration to the Supplier for that supply must pay an additional amount to the Supplier equal to the amount of the GST that is payable in respect of that supply at the same time as any other consideration is to be provided for that supply or, if later, within 5 Business Days of the Supplier providing a valid tax invoice to the Recipient.
26.4	Variation to GST payable
If the GST payable in relation to a supply made under or in connection with this agreement or any other Transaction Document varies from the additional amount paid by the Recipient under clause 26.3, or included where the consideration is stated to be inclusive of GST, then the Supplier will provide a corresponding refund or credit to, or will be entitled to receive the amount of that variation from, the Recipient. Any payment, credit or refund under this clause 26.4 is deemed to be a payment, credit or refund of the additional amount payable under clause 26.3 or the GST included in the consideration if it is stated to be inclusive of GST. Where there is an adjustment event, the Supplier must issue an adjustment note to the Recipient as soon as the Supplier becomes aware of the adjustment event.

27.	Trustee liability limitation

27.1	Trust
(a)	Perpetual Trustee Company Limited (ACN 000 001 007) (Buyout Trustee) is the trustee of the CHAMP Buyout III Trust (Buyout Trust).

(b)	Perpetual Corporate Trust Limited (ACN 000 341 533) (Buyout SWF Trustee) is the trustee of the CHAMP Buyout III (SWF) Trust (Buyout SWF Trust).
27.2	Capacity
(a)	The Buyout Trustee enters into this deed only in its capacity as trustee of the Buyout Trust and in no other capacity.

(b)	The Buyout SWF Trustee enters into this deed only in its capacity as trustee of the Buyout SWF Trust and in no other capacity.
27.3	Limitation of liability
(a)	Notwithstanding any of the other provisions in this deed, a liability arising under or in connection with this deed is limited to and can be enforced:
(i)	against the Buyout Trustee only to the extent to which it can be satisfied out of property of the Buyout Trust out of which the Buyout Trustee is actually indemnified for the liability; and

(ii)	against the Buyout SWF Trustee only to the extent to which it can be satisfied out of property of the Buyout SWF Trust out of which the Buyout SWF Trustee is actually indemnified for the liability.
(b)	This limitation of the Buyout Trustee's liability and the Buyout SWF Trustee's liability apply despite any other provision of this deed and extends to all liabilities and obligations of the Buyout Trustee and the Buyout SWF Trustee in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this deed.
27.4	No action

No party may sue:
(a)	the Buyout Trustee in any capacity other than as trustee of the Buyout Trust, including seek the appointment of a receiver (except in relation to property of the Buyout Trust), a liquidator, an administrator or any similar person to the Buyout Trustee or prove in any liquidation, administration or arrangement of or affecting the Buyout Trustee (except in relation to property of the Buyout Trust); or

(b)	the Buyout SWF Trustee in any capacity other than as trustee of the Buyout SWF Trust, including seek the appointment of a receiver (except in relation to property of the Buyout SWF Trust), a liquidator, an administrator or any similar person to the

Buyout SWF Trustee or prove in any liquidation, administration or arrangement of or affecting the Buyout SWF Trustee (except in relation to property of the Buyout SWF Trust).
27.5	Exceptions
(a)	The provisions of clause 27.3 shall not apply to any obligation or liability of:
(i)	the Buyout Trustee to the extent that it is not satisfied because under the trust deed establishing the Buyout Trust or by operation of law there is a reduction in the extent of the Buyout Trustee's indemnification out of the assets of the Buyout Trust, as a result of the Buyout Trustee's fraud, negligence or wilful default; or

(ii)	the Buyout SWF Trustee to the extent that it is not satisfied because under the trust deed establishing the Buyout SWF Trust or by operation of law there is a reduction in the extent of the Buyout SWF Trustee's indemnification out of the assets of the Buyout SWF Trust, as a result of the Buyout SWF Trustee's fraud, negligence or wilful default.
(b)	A reference to "wilful default" in relation to the:
(i)	Buyout Trustee means any wilful failure to comply with, or wilful breach by the Buyout Trustee of any of its obligations under this deed (Buyout Trustee Obligations), other than a failure or breach which:
A.	arose as a result of an act or omission by an Unrelated Party, where the performance of that act is a precondition to the performance by the Buyout Trustee of the Buyout Trustee Obligations or where the omission gave rise to the breach by the Buyout Trustee of its Buyout Trustee Obligations; or

B.	is in accordance with a lawful court order or direction; or

C.	is in accordance with a proper instruction or direction of CHAMP III Management Pty Limited; and
(ii)	Buyout SWF Trustee means any wilful failure to comply with, or wilful breach by the Buyout SWF Trustee of any of its obligations under this deed (Buyout SWF Trustee Obligations), other than a failure or breach which:
A.	arose as a result of an act or omission by an Unrelated Party, where the performance of that act is a precondition to the performance by the Buyout SWF Trustee of the Buyout SWF Trustee Obligations or where the omission gave rise to the breach by the Buyout SWF Trustee of its Buyout SWF Trustee Obligations; or

B.	is in accordance with a lawful court order or direction; or

C.	is in accordance with a proper instruction or direction of CHAMP III Management Pty Limited.

(c)	For the purposes of:
(i)	clause 27.5(b)(i)A, an "Unrelated Party" means any person other than the Buyout Trustee (or any officer, employee or agent of the Buyout Trustee).

(ii)	clause 27.5(b)(ii)A, an "Unrelated Party" means any person other than the Buyout SWF Trustee (or any officer, employee or agent of the Buyout SWF Trustee).
27.6	Manager
(a)	Where the Buyout Trust is managed by a manager, it is acknowledged that the manager of the Buyout Trust is responsible under the trust deed establishing the Buyout Trust for performing a variety of obligations relating to the Buyout Trust, including under this deed. No act or omission of the Buyout Trustee (including any related failure to satisfy its obligations or breach of representation or warranty under this deed) will be considered fraud, negligence or wilful default of the Buyout Trustee for the purpose of clause 27.5 to the extent to which the act or omission was caused or contributed to by any failure by the manager or any other person to fulfil its obligations relating to the Buyout Trust or by any other act or omission of the manager or any other person.

(b)	Where the Buyout SWF Trust is managed by a manager, it is acknowledged that the manager of the Buyout SWF Trust is responsible under the trust deed establishing the Buyout SWF Trust for performing a variety of obligations relating to the Buyout SWF Trust, including under this deed. No act or omission of the Buyout SWF Trustee (including any related failure to satisfy its obligations or breach of representation or warranty under this deed) will be considered fraud, negligence or wilful default of the Buyout SWF Trustee for the purpose of clause 27.5 to the extent to which the act or omission was caused or contributed to by any failure by the manager or any other person to fulfil its obligations relating to the Buyout Trust or by any other act or omission of the manager or any other person.
27.7	No obligation

The Buyout Trustee and the Buyout SWF Trustee are not obliged to do or refrain from doing anything under this deed (including incur any liability) unless its liability is limited in the same manner as set out in this clause 27.

28.	Notices

28.1	How notice to be given
Each communication (including each notice, consent, approval, request and demand) under or in connection with this agreement:
(a)	may be given by personal service, post or facsimile;

(b)	must be in writing and in English;

(c)	must be addressed as follows (or as otherwise notified by that party to each other party from time to time):

(i)	if to the Companies:

(in the case of Vincor U.K.)

Attention: Tom Mullin

Address: C/- 207 Highpoint Drive, Building 100, Victor NY 14564

Fax number: ●

AND

(in the case of CBI Australia)

Attention: Tom Mullin

Address: C/- 207 Highpoint Drive, Building 100, Victor NY 14564

Fax number: ●

(ii)	if to CBI:

Attention: Tom Mullin

Address: 207 Highpoint Drive, Building 100, Victor NY 14564

Fax number: ●

(iii)	if to CHAMP III Australia:

Attention: Barry Zuckerman

Address: Level 12, 123 Pitt Street, Sydney

Fax number: +61 2 8256 1406

(iv)	if to CHAMP III SWF:

Attention: Barry Zuckerman

Address: Level 12, 123 Pitt Street, Sydney

Fax number: +61 2 8256 1406

(v)	if to CHAMP III Singapore:

Attention: Nathaniel Childres

Address: 6 Battery Road, #12-08 Singapore, 049909

Fax number: +65 6576 9170

(vi)	if to CHAMP III Cayman:

Attention: Laren Gillespie

Address: Walker House, 87 Mary Street KY1-9001 George Town, Grand Cayman, Cayman Islands

Fax number: +1 345 949 7886
(d)	(in the case of personal service, post or facsimile) must be signed by the party making it or (on that party's behalf) by the solicitor for, or any attorney, director, secretary or authorised agent of, that party; and

(e)	must be delivered by hand or posted by prepaid post to the address, sent by fax to the number, of the addressee, in accordance with clause 28.1(c).
28.2	When notice taken to be received
Each communication (including each notice, consent, approval, request and demand) under or in connection with this agreement is taken to be received by the addressee:
(a)	(in the case of prepaid post sent to an address in the same country) on the third day after the date of posting;

(b)	(in the case of prepaid post sent to an address in another country) on the fifth day after the date of posting by airmail;

(c)	(in the case of fax) at the time in the place to which it is sent equivalent to the time shown on the transmission confirmation report produced by the fax machine from which it was sent; and

(d)	(in the case of delivery by hand) on delivery,
but if the communication would otherwise be taken to be received on a day that is not a working day or after 5.00 pm, it is taken to be received at 9.00 am on the next working day ("working day" meaning a day that is not a Saturday, Sunday or public holiday and on which banks are open for business generally, in the place to which the communication is posted, sent or delivered).

29.	Entire agreement

The Transaction Documents constitute the entire agreement between the parties in relation to their subject matter including the issue of and subscription for the New Shares and supersedes all previous agreements and understandings between the parties in relation to their subject matter.

30.	General

30.1	Amendments

This agreement may only be varied by a document signed by or on behalf of each party.

30.2	Assignment

A party cannot assign or otherwise transfer any of its rights under this agreement without the prior consent of each other party.

30.3	Consents

Unless this agreement expressly provides otherwise, a consent under this agreement may be given or withheld in the absolute discretion of the party entitled to give the consent and to be effective must be given in writing.

30.4	Costs
Except as otherwise provided in this agreement:
(a)	each party must pay its own costs and expenses unless specified otherwise; and

(b)	CBI must pay any costs and expenses of each Brand Company and any costs, expenses or liabilities arising from the Pre-Completion Restructure Steps,

in connection with negotiating, preparing, executing and performing each Transaction Document, including without limitation, fees and expenses of brokers, investment bankers, attorneys and accountants.
30.5	Counterparts
This agreement may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this agreement, and all together constitute one agreement.

30.6	Further acts and documents

Each party must promptly do all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by another party to give effect to this agreement.

30.7	No merger

A party's rights and obligations do not merge on completion of any transaction under this agreement.

30.8	Severance

If any provision or part of a provision of this agreement is held or found to be void, invalid or otherwise unenforceable (whether in respect of a particular party or generally), it will be deemed to be severed to the extent that it is void or to the extent of violability, invalidity or unenforceability, but the remainder of that provision will remain in full force and effect.

30.9	Stamp duties
(a)	CBI must pay all stamp duties and any related fines and penalties in respect of the Pre-completion Restructure Steps and any act, transaction or event contemplated by clause 6.2(n) and clause 6.4.

(b)	Subject to paragraph (a), the Companies:
(i)	must pay all stamp duties and any related fines and penalties in respect of this agreement, the performance of this agreement and each transaction effected by or made under each Transaction Document including in respect of the issue to, and subscription by, the Subscribers of the New Shares; and

(ii)	are authorised to apply for and retain the proceeds of any refund due in respect of stamp duty paid under this clause.

30.10	Waivers

Without limiting any other provision of this agreement, the parties agree that:
(a)	failure to exercise or enforce, or a delay in exercising or enforcing, or the partial exercise or enforcement of, a right, power or remedy provided by law or under this agreement by a party does not preclude, or operate as a waiver of, the exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this agreement;

(b)	a waiver given by a party under this agreement is only effective and binding on that party if it is given or confirmed in writing by that party; and

(c)	no waiver of a breach of a term of this agreement operates as a waiver of another breach of that term or of a breach of any other term of this agreement.

31.	Governing law and jurisdiction and service of process

31.1	Governing law

This agreement is governed by the law applying in New South Wales.

31.2	Jurisdiction

Each party irrevocably:
(a)	submits to the non-exclusive jurisdiction of the courts of New South Wales, Commonwealth courts having jurisdiction in that state and the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this agreement; and

(b)	waives any objection it may have now or in the future to the venue of any proceedings, and any claim it may have now or in the future that any proceedings have been brought in an inconvenient forum, if that venue falls within clause 31.2(a).
31.3	Service of Process
Each Company irrevocably appoints ● as its agent in Australia for service of process.

Executed as an agreement.

Signed for and on behalf of Constellation
Brands, Inc by its authorised signatory in the
presence of:

/s/ Susan Gardner	/s/ F. Paul Hetterich

Signature of witness	Signature of authorised signatory

Susan Gardner	F. Paul Hetterich

Full name of witness	Full name of authorised signatory

Executed by CBI Australia Holdings Pty Ltd
in accordance with section 127 of the
Corporations Act 2001 (Cth):

/s/ Robert Ryder	/s/ Robert Sands

Signature of director	Signature of ~~company secretary~~/director

Robert Ryder	Robert Sands

Full name of director	Full name of ~~company secretary~~/director

Signed for and on behalf of Vincor U.K. Limited
by its authorised signatory in the presence of:

/s/ David Hughes	/s/ Troy Christensen

Signature of witness	Signature of authorised signatory

David Hughes	Troy Christensen

Full name of witness	Full name of authorised signatory

Signed, sealed and delivered for and on	)
behalf of CHAMP BUYOUT III PTE LTD
in the presence of:	)

)

)

/s/ Shane Gong........................		/s/ Nathaniel Childres.......................

Signature of witness		Signature of director

Shane Gong.................................		Nathaniel Childres ...........................

Name of witness (print)		Name of director (print)

Executed and delivered by
Laren Gillespie		)
for and on behalf of		)
CANOPUS HOLDCO LIMITED		)	By: /s/ Laren Gillespie..............
in the presence of:		)	Laren Gillespie
		)	Authorised Signatory

/s/ Rebecca Hewitt .................................
Witness

Rebecca Hewitt .................................
Name of witness (print)

SIGNED, SEALED AND	)
DELIVERED by PERPETUAL
TRUSTEE COMPANY LIMITED as	)
trustee for CHAMP BUYOUT III
TRUST by its attorneys under power of	)
attorney dated 31 March 2009:
)

)

/s/ Michael Greenaway ...............			/s/ Matthew Neece .........................

Signature of attorney			Signature of attorney

Michael Greenaway ........................			Matthew Neece ........................

Name of attorney			Name of attorney

in the presence of:			in the presence of:

/s/ Vincent Touchard ........................			/s/ Vincent Touchard .........................

Signature of witness			Signature of witness

Vincent Touchard ........................			Vincent Touchard ........................

Name of witness (block letters)			Name of witness (block letters)

SIGNED, SEALED AND	)
DELIVERED by PERPETUAL
CORPORATE TRUST LIMITED as	)
trustee for CHAMP BUYOUT III
(SWF) TRUST by its attorneys under	)
power of attorney dated [31 March
2009]:	)

)

)

/s/ Michael Greenaway ...............		/s/ Matthew Neece .........................

Signature of attorney		Signature of attorney

Michael Greenaway ........................		Matthew Neece .........................

Name of attorney		Name of attorney

in the presence of:		in the presence of:

/s/ Vincent Touchard ...............		/s/ Vincent Touchard .........................

Signature of witness		Signature of witness

Vincent Touchard ........................		Vincent Touchard ........................

Name of witness (block letters)		Name of witness (block letters)

Schedule 7 Warranties

1.	The Companies
1.1	Capacity and authorisation
Each Company is a company properly incorporated and validly existing under the laws of the country or jurisdiction of its incorporation and has taken all corporate actions necessary to enable it to execute, deliver and perform its obligations under this agreement.
1.2	Valid obligations
Each Transaction Document constitutes (or will when executed, or in the case of Term Sheets that become binding in accordance with clause 6.7(g), constitute) valid legal and binding obligations of the Companies and is enforceable against the Companies in accordance with their respective terms.
1.3	Breach or default
The execution, delivery and performance of this agreement by the Companies does not and will not result in a breach of or constitute a default under:
(a)	any material agreement to which any Company is party;

(b)	any provision of the constitution of any Company; or

(c)	any law or regulation or any order, judgment or determination of any court or Regulatory Authority by which any Company is bound.
1.4	Solvency
None of the following events has occurred in relation to the Companies:
(a)	a receiver, receiver and manager, liquidator, provisional liquidator, administrator or trustee is appointed in respect of the Companies or any of its assets or anyone else is appointed who (whether or not as agent for the Companies) is in possession, or has control, of any of the Companies' assets for the purpose of enforcing a charge;

(b)	an application is made to court or a resolution is passed or an order is made for the winding up or dissolution of the Companies;

(c)	the Companies propose or take any steps to implement a scheme of arrangement or other compromise or arrangement with its creditors or any class of them;

(d)	the Companies are declared or taken under any applicable law to be insolvent or the Companies' board of directors resolves that it is, or is likely to become at some future time, insolvent; or

(e)	the Companies are otherwise unable to pay their debts as and when they fall due; or

(f)	something having a substantially similar effect to (a) to (e) has happened in connection with the Companies under the law of any jurisdiction.

2.	Shares and share capital
2.1	Issued Shares
On Completion, the issued capital in each of the Companies will be as set out in Schedule 1 and there will be no Encumbrance or other third party right over any of the shares.
2.2	Ownership of shares in the Subsidiaries
All of the shares or interests in the Subsidiaries are legally and beneficially owned by the relevant Brand Company and there is no Encumbrance or other third party right over any of those shares.
2.3	Share capital
The CBI Shares, the New Shares and the shares or interests in each Subsidiary (details of which are set out in Schedule 3) constitute the whole of the issued share capital of each Brand Company and are fully paid up and no person has any right to require the issue of any shares or other securities in any Brand Company.

3.	Corporate matters
3.1	Incorporation
Each Brand Company is a company properly incorporated and validly existing under the laws of the country or jurisdiction of its incorporation and has the legal right and full corporate power to own its assets and to carry on its business as conducted at the date of this agreement.
3.2	Other interests
No Brand Company has any legal or beneficial right in any shares or other securities in any company, any units in any unit trust or any other ownership interests in any other entity other than another Brand Company.

4.	Solvency
None of the following events has occurred in relation to any Brand Company:
(a)	a receiver, receiver and manager, liquidator, provisional liquidator, administrator or trustee is appointed in respect of that Brand Company or any of its assets or anyone else is appointed who (whether or not as agent for that Brand Company) is in possession, or has control, of any of that Brand Company's assets for the purpose of enforcing a charge;

(b)	an application is made to court or a resolution is passed or an order is made for the winding up or dissolution of that Brand Company;

(c)	that Brand Company proposes or takes any steps to implement a scheme of arrangement or other compromise or arrangement with its creditors or any class of them;

(d)	that Brand Company is declared or taken under any applicable law to be insolvent or the board of directors of that Brand Company resolves that it is, or is likely to become at some future time, insolvent;

(e)	that Brand Company is otherwise unable to pay its debts as and when they fall due; or

(f)	something having a substantially similar effect to (a) to (e) has happened in connection with that Brand Company under the law of any jurisdiction.

5.	Information
5.1	Disclosure
(a)	The Due Diligence Materials have been prepared and provided in good faith and with due care.

(b)	CBI has not deliberately withheld any information from the Due Diligence Materials.
For the purposes of this clause 5, the Due Diligence Materials do not include any information, document, representation, statement, view or opinion to the extent that it contains or expresses a forecast, prediction or projection or is otherwise forward looking after the date of this agreement.
5.2	Forecasts
To the extent that the Due Diligence Materials contain any information, document, representation, statement, view or opinion that contains or expresses a forecast, prediction or projection or is otherwise forward looking after the date of this agreement, such information is not deliberately misleading.

6.	Conduct of business
6.1	Compliance
To CBI's knowledge, no Brand Company has received any notice in writing alleging that it is in breach of any applicable law or regulation or any order, judgment or award of any court, tribunal or Regulatory Authority which would have a material adverse effect on the financial position of the Brand Companies taken as a whole.
6.2	Authorisations and consents
To CBI's knowledge:
(a)	the Brand Companies have obtained all material Authorisations necessary to enable the Brand Companies to conduct the Brand Business and those Authorisations are valid and subsisting;

(b)	the Brand Companies have complied in all material respects with the conditions which apply to any such Authorisations; and

(c)	none of the Authorisations have been breached by the Brand Companies in any material respect, or are likely to be suspended, cancelled, refused, materially altered, not renewed, or revoked.

6.3	Notification of ceasing business
During the period 12 months prior to the date of this agreement no Substantial Customer or Substantial Supplier of the Brand Companies has ceased to trade with, or substantially reduced the volume of its trade with, the Brand Companies

7.	Documents and records
7.1	Records complete, accurate and up-to-date
The Records of the Brand Companies are complete, accurate and up-to-date in all material respects and have been maintained in accordance with all material applicable Laws.

8.	Accounts
8.1	February 2010 Accounts
The February 2010 Accounts have been prepared with reasonable care and skill and using the same principles, policies, practices and procedures as were applied in preparing the audited accounts of CBI Australia and its controlled entities or Constellation Europe and its controlled entities (as applicable) for the immediately preceding financial year.
8.2	Last Accounts
(a)	The Last Accounts have been prepared with reasonable care and skill and using the same principles, policies, practices and procedures as were applied in preparing the audited accounts of CBI Australia and its controlled entities or Constellation Europe and its controlled entities (as applicable) for the immediately preceding financial year.

(b)	The Last Accounts show with reasonable accuracy the state of affairs, financial position, assets and liabilities, and profit or loss of the Brand Companies as at and for the period in respect of which they have been prepared, but it is acknowledged by the Subscribers that:
(i)	they have not been audited or prepared on a statutory basis; and

(ii)	this clause (b) does not apply to any amount shown in the Last Accounts in respect of deferred tax assets or liabilities or otherwise relating to tax losses.
8.3	Management Accounts
The Management Accounts have been prepared with reasonable care and skill and are not deliberately misleading

9.	Position since Last Balance Date
9.1	Ordinary course
Since the Last Balance Date each Brand Company has carried on the Brand Business in the ordinary course.
9.2	No dividend
Since the Last Balance Date, no dividend, bonus issue or other distribution or repayment of any loan is in arrears or has been declared, made or paid by the Brand Companies, except as provided in the Last Accounts.
9.3	No change of remuneration
Since the Last Balance Date, the Brand Companies have not materially increased the salary, wages or other remuneration of any Employee, consultant, director or officer, or agreed to pay any redundancy payment, except:
(a)	in accordance with previous established practice as disclosed in the Due Diligence Materials; and

(b)	in the ordinary course of ordinary business.

10.	Assets, liabilities and financing arrangements
10.1	Assets
All assets used in the Brand Business at the date of this agreement are owned by a Brand Company or used by a Brand Company under an equipment lease, operating lease, hire purchase agreement, licence or similar arrangement to which that Brand Company is party.
10.2	Financing arrangements
As far as CBI is aware:
(a)	on Completion there will be no indebtedness owing from any Constellation Group Company to any Brand Company;

(b)	on Completion there will be no indebtedness owing from any Brand Company to any Constellation Group Company other than:
(i)	the Outstanding Intercompany Debt; and

(ii)	the BVE Debt; and
(c)	except in relation to the MC Debt and BVE Debt, and any financing lease arrangements, on Completion there will be no Third Party Indebtedness.

11.	Material contracts
11.1	Disclosure of Warranted Contracts
Copies of:
(a)	each Material Contract;

(b)	each lease relating to the Leasehold Properties;

(c)	each material Intellectual Property Licence; and

(d)	each material equipment lease, finance lease, hire purchase agreement or similar arrangement to which a Brand Company is party,
(together, the Warranted Contracts) have been disclosed to the Subscribers in the Due Diligence Materials and reflect accurately their present terms.
11.2	Nature of Contracts
Each of the Warranted Contracts is on arms length and was entered into in the ordinary course of business and is binding on the parties to it.
11.3	No change of control provisions
The Brand Companies are not party to any agreement under which, upon a change of control of the Companies, any person is entitled to terminate that agreement or require the adoption of terms which are less favourable to the Brand Companies than the current terms.
11.4	Breach or default
As far as CBI is aware, no Brand Company is in breach of, or has received any notice in writing alleging that it is in breach of, any Warranted Contract.
11.5	Termination
As far as CBI is aware, no Brand Company has received from or given to any party to any Warranted Contract any notice in writing terminating or purporting to or advising of an intention to terminate that contract.

12.	Real property
12.1	General
The Properties comprise all of the real property owned, leased, occupied or used by the Brand Companies and no Brand Company is party to any agreement or arrangement to acquire, lease or occupy any real property other than the Properties.
12.2	Freehold Properties
Each Brand Company specified in the second column of part 1 of Schedule 5 as the registered proprietor of a Freehold Property is the sole legal and beneficial owner of that Freehold Property and has in its possession or control all documents of title to that Freehold Property.
12.3	Leasehold Properties
All material terms of the leases for each of the Properties specified in part 2 of Schedule 5 have been disclosed to the Subscribers in the Due Diligence Materials.
12.4	Encumbrances and third party rights
All right, title and interest of each Brand Company in any of the Properties is held free and clear of any Encumbrance and none of the Properties is subject to any lease, licence, option, caveat, covenant, easement, overriding interest, restriction, condition, or other right in favour of any third party which would affect the use and occupation of any of the Properties.

12.5	Occupation and ancillary rights
Each Brand Company specified in the second column of part 1 of Schedule 5 as the registered proprietor of a Freehold Property or in the second column of part 2 of Schedule 5 as the lessee of a Leasehold Property has exclusive possession, occupation and quiet enjoyment of the land included in the relevant Property and holds all easements, rights, interests and privileges of a real property nature in connection with that land which the Brand Company considers is reasonably necessary to enable that Brand Company to carry on the Brand Business.
12.6	Orders and notices
As far as CBI is aware no Brand Company has received any order or notice in writing during the three years prior to the date of this agreement from any Regulatory Authority affecting any Property requiring expenditure by any Brand Company or which might otherwise adversely affect the use of any Property by any Brand Company that has not been complied with in all material respects.
12.7	Compliance with Leases
No Brand Company is in material breach of its lease of a Leasehold Property.

13.	Environmental and Planning Laws
13.1	General
As far as CBI is aware:
(a)	each Brand Company has materially complied with all applicable Environmental Laws in relation to the Properties;

(b)	there are no proceedings pending or threatened against a Brand Company in connection with any failure by a Brand Company to comply with any Environmental Law in relation to the Properties; and

(c)	there is no contamination of the Properties that would entitle any Regulatory Authority to require the relevant Brand Company to take any action or pay any compensation that would have a material adverse effect on the financial position of the Brand Companies.
13.2	Planning
As far as CBI is aware, the current use and operations of the Properties are permitted.

14.	Intellectual property
14.1	Trade Marks
Complete and accurate details of all Trade Marks owned by each Brand Company are set out in Part 1 of Schedule 4 and all of those Trade Marks have been registered or are the subject of an application for registration by a Brand Company.
14.2	Intellectual Property Rights used in the Brand Business
(a)	The Brand Intellectual Property is owned exclusively by a Brand Company or is lawfully used by a Brand Company pursuant to an Intellectual Property Licence;

(b)	Schedule 4 of this agreement contains a complete and accurate list of all material Brand Intellectual Property (including any patents or designs) owned by the Brand Companies;

(c)	As far as CBI is aware, each Brand Company has a valid and enforceable right to use the Brand Intellectual Property in the jurisdictions in which the Brand Intellectual Property is registered or used;

(d)	As far as CBI is aware, nothing has been done or omitted to be done by a Brand Company, and no other circumstance exists, that may affect the validity enforceability or ownership of the Brand Intellectual Property;

(e)	Each Brand Company has the exclusive right to exploit, grant licences or otherwise deal with the Brand Intellectual Property;

(f)	As far as CBI is aware, there is no action or proposed action by any person to challenge, threaten, cancel or contravene any Intellectual Property Rights in the Brand Intellectual Property; and

(g)	As far as CBI is aware, there is no unauthorised use by any person of any of the Business Names, Domain Names or Trade Marks.
14.3	Licensed Intellectual Property
(a)	Part 4 of Schedule 4 of this agreement contains a complete and accurate list of all material Brand Intellectual Property (including, any patents or designs) used by the Brand Companies pursuant to an Intellectual Property Licence (Licensed Intellectual Property);

(b)	As far as CBI is aware, the Brand Companies have the right to use the Licensed Intellectual Property under each Intellectual Property Licence in accordance with their respective terms;

(c)	As far as CBI is aware, no Brand Company has received any notice alleging any breach of an Intellectual Property Licence and no circumstance exists that may affect the validity of an Intellectual Property Licence; and

(d)	As far as CBI is aware, no licensor under an Intellectual Property Licence has given a Brand Company any notice terminating or advising of an intention to terminate an Intellectual Property License.
14.4	Employees, contractors etc.
No current employee, contractor, officer or director or who has ceased to be engaged in that capacity within the three years prior to the date of this agreement, of a Brand Company, any of the Companies or any of their Related Entities has any right in or to the Brand Intellectual Property.
14.5	Infringement
As far as CBI is aware
the use of the Brand Intellectual Property does not infringe the Intellectual Property Rights of a third party;

15.	Business and Domain Names
15.1	Ownership of Business Names
Complete and accurate details of all Business Names owned by each Brand Company are set out in Part 2 of Schedule 4. A Brand Company is the sole legal and beneficial owner of each Business Name and there are no other business names used in the Brand Business at the date of this agreement.
15.2	Ownership of Domain Names
A Brand Company is the sole legal and beneficial owner of each Domain Name and there are no other domain names used in the Brand Business at the date of this agreement.

16.	Employees
16.1	Employees and entitlements
Details of the each Employee, and each person who has agreed to become an employee, of each Brand Company as at the date of this agreement together with details:
(a)	each of their remuneration, bonuses and other incentives payable to them;

(b)	the accrued annual leave, long service leave and personal/carer's leave entitlements of each of them; and
have been disclosed to the Subscribers in the Due Diligence Materials.
16.2	Termination of employees of the Brand Companies
(a)	To CBI's knowledge, the employment of each Employee may be terminated on no more than 3 months notice.

(b)	The Company has not given notice of termination to or received notice of resignation from any Key Personnel.
16.3	Performance based payments
Except in relation to entitlements disclosed under paragraph 16.1 above, as far as CBI is aware no Brand Company is party to any arrangement under which any Employee may be entitled to receive any bonus or other payment (whether contractual or discretionary) that is calculated by reference to the performance of any Brand Company, the performance of that employee or any combination of these.
16.4	Enterprise Agreements and Transitional Instruments
No Brand Company is covered by any Enterprise Agreement or Transitional Instrument and is party to or bound by any other registered or unregistered agreement with any group of employees of a Brand Company or any trade union at the date of this agreement.
16.5	TUPE and Collective Issues
(a)	No Brand Company has:
(i)	within the 12 month period ending on the date of this agreement given notice of redundancies to the relevant Secretary of State or started consultations with appropriate representatives under Chapter II of Part IV of the Trade Union and Labour Relations (Consolidation) Act 1992; or
(ii)	within the 2 years ending on the date of this agreement been a party to a relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 1981 and 2006) of employees to a Brand Company.
(b)	Full details of any agreement or arrangement between each Brand Company and any trade union, works council, staff association or other body representing any of its Employees have been disclosed in the Due Diligence Materials.

(c)	No Brand Company has received a request for trade union representation pursuant to Part 1 of the Trade Union and Labour Relations (Consolidation) Act 1992 or to negotiate an agreement pursuant to the Information and Consultation of Employee Regulations 2004.
16.6	Disputes
No Brand Company is involved in any material industrial dispute with any group of its employees or any trade union at the date of this agreement.
16.7	Superannuation
As far as CBI is aware, each Brand Company that is required to do so has made all superannuation contributions required to avoid any liability for a superannuation guarantee charge under the Superannuation Guarantee (Administration) Act 1992 and the Superannuation Guarantee Charge Act 1992 during the three years prior to the date of this agreement.
16.8	Incentive plans
CBI warrants that no employee of a Brand Company is entitled to any payment or benefit after Completion pursuant to any employee share purchase plan or long term share incentive plan or any other similar plan or agreement.

17.	U.K. Pensions
(a)	Other than the U.K. Pension Plans, no Brand Company has any liabilities or contingent liabilities to make payments to, and no obligations in relation to, any "occupational pension scheme" or "personal pension scheme" (both terms as defined in section 1 of the Pension Schemes Act 1993) or other arrangement providing benefits on retirement, cessation of employment, ill-health, injury or death; no Brand Company has at any time in the past participated in any scheme or other such arrangement which provides defined benefit pensions benefits; and no Brand Company has announced any proposal to enter into or establish any other occupational pension scheme or to contribute to a personal pension scheme or to enter into, establish or contribute to any other arrangement referred to above.

(b)	All lump sum death benefits payable under the U.K. Pension Plans on the death of a member are fully insured.

(c)	Copies of all current trust instruments, rules and other documents governing the U.K. Pension Plans, and all members' booklets and announcements and a list of employees who are members of the U.K. Pension Plans (together with a list of those employees who are not active members but who are eligible to join or who are in a waiting period to join the U.K. Pension Plans), with all details necessary to establish their accrued rights and entitlements to benefits, have been disclosed to the Subscribers. Each such disclosed document is true, complete, accurate, up-to-date and contains no material omissions.

(d)	As far as CBI is aware (which expression for the purposes of this paragraph 17.(d) only, shall include after enquiries made of David Klein, Denise Watson and Sue Sigrist):
(i)	each U.K. Pension Plan and each occupational scheme that was merged into the U.K. Pension Plans have been designed to comply with and was and has at all times been administered in accordance with all applicable legal, regulatory and administrative requirements and the trusts, powers and provisions of the U.K. Pension Plan (and each occupational scheme that was merged into the U.K. Pension Plans);

(ii)	there is no legal proceeding or other dispute concerning any of the U.K. Pension Plans (or any occupational scheme that was merged into the U.K. Pension Plans);

(iii)	each Brand Company and the trustees of the U.K. Pension Plans (and of each occupational scheme that was merged into the U.K. Pension Plans) have complied fully with Article 141 of the Treaty of Rome and the age discrimination requirements as set out in the Employment Equality (Age) Regulations 2006 in relation to the U.K. Pension Plans (and each occupational scheme that was merged into the U.K. Pension Plans); and

(iv)	no amount due in respect of any U.K. Pension Plan is unpaid.
(e)	The information provided in relation to the calculation of all "the levies" (as that term is defined for the purposes of Part 4 of the Occupational Pension Schemes (Levies) Regulations 2005) payable in relation to the U.K. Pension Plans was accurate and complete and the levies so calculated have been paid.

(f)	The Pensions Regulator has not issued any contribution notices or financial support directions under sections 38 to 51 of the Pensions Act 2004 nor raised any enquiries nor indicated an intention to investigate any matter in relation to any of the U.K. Pension Plans, and CBI is not aware of any circumstances which are reasonably likely to give rise to the issue of any such notice or direction or the making of such enquiries or investigations. No application for a clearance statement under sections 42 or 46 of the Pensions Act 2004 has been made in relation to any of the U.K. Pension Plans and CBI is not aware of any circumstances which would have merited such an application. Other than the change of control resulting from the transactions contemplated in this agreement, there have been no "notifiable events" under sections 69 or 70 of the Pensions Act 2004.

(g)	No person with or of whom any of the Brand Companies is (or was at the relevant time) connected or an associate (as those terms are defined for the purposes of sections 38 to 51 of the Pensions Act 2004) has, since 26 April 2004, participated as an employer in an occupational pension scheme (other than the U.K. Pension Plans) which is within the scope of the Pensions Regulator's powers under sections 38 to 51 of the Pensions Act 2004.

18.	Legal proceedings
18.1	Litigation
As far as CBI is aware, no Brand Company is a claimant or defendant in any litigation, arbitration or mediation proceedings which would have a material adverse effect on the financial position of the Brand Companies taken as a whole and as far as CBI is aware no Brand Company has received any notice in writing threatening any such proceedings.
18.2	Investigations and prosecutions
As far as CBI is aware no Brand Company has received any notice in writing during the three years prior to the date of this agreement relating to any investigation or prosecution of any Brand Company commenced by any Regulatory Authority.

19.	Compliance with Laws
The Brand Companies have conducted the Brand Business in all material respects in accordance with applicable Laws. So far as CBI is aware, no allegation has been made of any material breach of any applicable Law during the three years prior to the date of this agreement.

20.	Insurance
20.1	Coverage
Details of all insurance policies relating to and to remain the property of the Brand Companies that are current as at the date of this agreement have been disclosed to the Subscribers in the Due Diligence Materials.
20.2	Claims
So far as CBI is aware, there are no claims outstanding under any policy of insurance held by or for the benefit of any Brand Company.

21.	Tax
21.1	Membership of Consolidated Group
CBI Australia and each of its Subsidiaries are members of the CBI Australia Consolidated Group.
21.2	No membership of any other Consolidated Group
CBI Australia and each of its Subsidiaries were never members of any Consolidated Group other than the CBI Australia Consolidated Group, which has existed since 27 March 2003 and which since that time has not ceased to exist for any period of time.
21.3	Tax Sharing Agreement
The Tax Sharing Agreement is a valid agreement and all group liabilities (as defined in section 721-10 of the Tax Act) are covered by the Tax Sharing Agreement in the manner contemplated by section 721-25(1) of the Tax Act.

21.4	No Tax audits or investigations
As at the date of this agreement, no Brand Company has suffered any audit, investigation or written request for the production of information by any Tax Authority which remains outstanding. No Brand Company has been notified or is aware of any proposal for such an audit, investigation or request.
21.5	No disputes
As at the date of this agreement, there are no material disputes between a Brand Company and any Tax Authority.
21.6	Franking credits
No Brand Company will have a deemed or actual franking account or imputation credit account deficit on Completion or at the end of the income year in which Completion occurs. No act or omission of a Brand Company at or before Completion will cause any Brand Company to be liable for any franking related tax.
21.7	Availability of tax losses
CBI makes no representation or warranty as to the availability of any tax losses within the Brand Group.
21.8	Share capital accounts are not tainted
No share capital accounts of any Brand Company is "tainted" within the meaning of Division 197 or the former section 160ARDM of the Tax Act and no Brand Company has taken any action which would cause any of its share capital accounts to be tainted under those provisions.
21.9	No intra-group rollover relief
No Brand Company owns or will own any assets which have previously been subject to capital gains tax rollover relief under section 160ZZO or Subdivision 126-B of the Tax Act since March 2003.
21.10	No interposed entity election made
No Brand Company has made an interposed entity election under section 272-85 of Schedule 2F to the Tax Act.
21.11	Payments
(a)	All Tax which is referable to any period or part period ending on or before Completion and which relates to a Brand Company, or any act, transaction, event or omission occurring, or deemed to occur, on or before Completion:
(i)	has been paid on or before the due date for such payment, to the extent that such Tax has become due and payable; or

(ii)	has been provided for or otherwise taken into account in the Completion Balance Sheet either specifically or as part of a general provision or allowance for matters of that type or nature.
(b)	In the case of the CBI Australia Consolidated Group, all Tax Funding Liabilities that have become due and payable have been paid on or before the due date for such payment.

21.12	Withholding
All material amounts required by any law or regulation relating to Tax to be withheld by any Brand Company at source have been correctly withheld and accounted for to the proper Tax Authority.
21.13	Returns and assessments
Each Brand Company has lodged all required returns and other documents relating to Tax required to be lodged with any Tax Authority and:
(a)	all information contained in those documents was complete and accurate in all material respects and not misleading or deceptive; and

(b)	no dispute exists in relation to any of those documents and as far as CBI is aware no circumstances exists which might give rise to such a dispute.
21.14	Records
Each Brand Company has to the extent required by law retained copies of all returns and other documents lodged with any Tax Authority including a copy of the consolidated tax returns relating to the CBI Australia Consolidated Group and information necessary to interpret the details contained in the consolidated tax returns to the extent that the information relates to transactions or events that relate to that Brand Company.
21.15	GST
(a)	No Brand Company is a party to any material contract, deed, arrangement or understanding in respect of which it is or will become liable to pay GST in circumstances where the Brand Company has no express entitlement to increase the consideration payable under the contract, deed, arrangement or understanding or otherwise seek reimbursement so that the Brand Company retains the amount it would have retained but for the imposition of GST.

(b)	If required, each Brand Company:
(i)	is registered for GST under the GST Act;

(ii)	has complied in all material respects with the GST Act; and

(iii)	is not in default of any material obligation to make any payment or return (including any GST Return) or notification under the GST Act.
21.16	Stamp Duty
(a)	All documents, instruments, contracts, agreements, deeds or transactions which are liable to stamp duty or a Tax of a similar nature, or necessary to establish the title of a Brand Company to a material asset, have been lodged for the purposes of assessing or had stamp duty or other Taxes of a similar nature paid in full in accordance with all applicable Laws.

(b)	No event has occurred, or will occur, as a result of anything provided for in this agreement, or as a result of this agreement itself, as a result of which any stamp duty or other Tax of a similar nature from which a Brand Company may have obtained an exemption or other relief may become payable on any document, instrument, contract, agreement, deed or transaction.

21.17	Degrouping Charges
Neither the execution nor performance of, nor any action taken in pursuance of this agreement, nor the satisfaction of any condition to which this agreement is subject, nor any other event, transaction, act or omission since the Last Balance Date, will result in:
(a)	Taxable income, profits or gains arising as a result of any asset of a Brand Company being deemed to have been disposed of and reacquired, whether under section 179 of the Taxation of Chargeable Gains Act 1992 or sections 780 or 785 of the Corporation Tax Act 2009; or

(b)	any other degrouping liability arising under any provision relating to Tax.
21.18	Group relief surrenders
With respect to any and all arrangements and agreements to which any Brand Company is or has within the last four years been a party relating to Surrenders of Group Relief (under Part 5 of the Corporation Tax Act 2010) or Surrenders of Tax Refund made or received by the relevant Brand Company:
(a)	there are no claims by a Brand Company for group relief or tax refund in relation to any such arrangement or agreement which were not when made or are not now valid;

(b)	there is no payment due by or liability to make a payment to a Brand Company under any such arrangement or agreement in excess of the equivalent to the Tax for which the Brand Company would have been additionally liable had it not been for the surrender; and

(c)	no payment is due to a Brand Company under any such arrangement or agreement for any surrender of group relief or tax refund made by it not having been received when due.

Schedule 8 Subscribers Warranties

1.	The Subscribers
1.1	Capacity and authorisation
Each Subscriber is a company properly incorporated and validly existing under the laws of the country or jurisdiction of its incorporation, and has taken all corporate actions necessary to enable it to execute, deliver and perform its obligations under this agreement.
1.2	Valid obligations
Each Transaction Document constitutes (or will when executed constitute) valid legal and binding obligations of each Subscriber and is enforceable against each Subscriber in accordance with their respective terms.
1.3	Breach or default
The execution, delivery and performance of this agreement by the Subscribers do not and will not result in a breach of or constitute a default under:
(a)	as at the date of this agreement, any agreement to which the Subscribers are a party;

(b)	any provision of the constituent documents of the Subscribers; or

(c)	any law or regulation or any order, judgment or determination of any court or Regulatory Authority (in its capacity as a regulator) in the applicable jurisdiction of each Subscriber and by which the Subscribers are bound.
1.4	Solvency
None of the following events has occurred in relation to any Subscriber:
(a)	a receiver, receiver and manager, liquidator, provisional liquidator, administrator or trustee is appointed in respect of the Subscribers or any of its assets or anyone else is appointed who (whether or not as agent for the Subscriber) is in possession, or has control, of any of the Subscriber's assets for the purpose of enforcing a charge;

(b)	an application is made to court or a resolution is passed or an order is made for the winding up or dissolution of the Subscribers;

(c)	any Subscriber proposes or takes any steps to implement a scheme of arrangement or other compromise or arrangement with its creditors or any class of them;

(d)	any Subscriber stops paying its debts when they become due or is declared or taken under any applicable law to be insolvent or the Subscriber's board of directors resolves that it is, or is likely to become at some future time, insolvent;

(e)	any Subscriber is otherwise unable to pay its debts as and when they fall due; or

(f)	something having a substantially similar effect to (a) to (e) has happened in connection with any Subscriber under the law of any jurisdiction.
1.5	Equity Commitment Letter
(a)	The Equity Commitment Letter is a true and correct copy of an executed commitment letter received by the Subscribers demonstrating that various persons have committed to subscribe for securities in the Subscribers prior to Completion in an amount sufficient to enable the Subscribers to fulfil the terms and conditions of, and timely perform its obligations under, the Transaction Documents including, in particular:
(i)	their payment obligations under clause 5 of the agreement;

(ii)	pay any related fees and expenses.
(b)	There are no conditions precedent to the obligations of the subscribers for the Subscriber's securities under the Equity Commitment Letter to pay any subscription amount or other financial accommodation to the Subscribers to enable the Subscribers to fulfil their obligations under the Transaction Documents, other than Completion.

The Registrant has omitted from this filing the Schedules, Attachments and Exhibit listed below. The Registrant will furnish supplementally to the Securities and Exchange Commission, upon request, a copy of such Schedules, Attachments and Exhibit.

Schedule 1	-	Companies and New Shares

Schedule 2	-	Details of the Companies

Schedule 3	-	Details of the Subsidiaries

Schedule 4	-	Brand Business

Schedule 5	-	Real Property

Schedule 6	-	Encumbrances and Guarantees

Schedule 9	-	Material Contracts

Schedule 10	-	Completion Balance Sheet

Schedule 11	-	Assets Held for Sale

Schedule 12	-	Meritus Retained Assets

Schedule 13	-	Pension Plans

Schedule 14	-	Indemnity

Schedule 15	-	Supply Agreement

Schedule 16	-	Barossa Valley Estate Indemnity

Schedule 17	-	Term Sheets

Attachment 1	-	Disclosure Letter

Attachment 2	-	Index of Due Diligence Materials

Attachment 3	-	Due diligence questions and answers

Attachment 4	-	Equity Commitment Letter

Exhibit 1	-	Scott Wilson Geotechnical Report